07025645

PHOSPHAGENICS

File Reference no. 82-34939

30 June 2007

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
450 FIFTH STREET, N.W.
WASHINGTON DC 20549
USA

SUPPL

Dear Sirs

re : Phosphagenics Limited ("PPGNY")
American Depository Receipts – Level 1 Facility ("ADR")
Quarterly Lodgement of Documents

We refer to the above ADR facility which became effective as of 24 March 2006.

Under the terms of the approved Rule 12g3-2(b) Exemption the Company is required to lodge with the Securities and Exchange Commission ("SEC") on a quarterly-in-arrears basis a copy for all information made public by the Company in Australia.

Enclosed is a file of all such information as released by the Company to the Australian Stock Exchange ("ASX") under the ASX Listing Rules and to the Australian Securities and Investment Commission ("ASIC") since and including 1 April to 30 June 2007.

Under the arrangements between the ASIC and the ASX all documentation lodged with the ASX by listed entities is automatically on-forwarded by the ASX to ASIC.

The next lodgement with the SEC will be for the September 2007 quarter.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\letters\securities & exchange commission usa 30 06 07

PROCESSED
AUG 0 6 2007
THOMSON
FINANCIAL

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

POH Company Announcements

Home > Prices, Research & Announcements > Announcements > Search results

Detailed search - prices, charts and announcements

Search results: Company announcements for PHOSPHAGENICS LIMITED (POH)

21/06/2007	!	Dermal Delivery Breakthrough	3	PDF	-
04/06/2007	!	Awarded A$2.1 million AusIndustry Grant	3	PDF	-
31/05/2007		Change in substantial holding & App 3Y	10	PDF	-
25/05/2007		Annual General Meeting Results	2	PDF	-
25/05/2007		Chairman's Address to Shareholders	8	PDF	-
22/05/2007	!	Phase 1b Insulin Trial commenced	3	PDF	-
03/05/2007	!	AusIndustry Pharmaceuticals Partnership Program Grant	3	PDF	-
01/05/2007	!	Phase 1b Clinical Trial - TPM-02/Insulin	3	PDF	-
27/04/2007		Change of Director's Interest Notice	4	PDF	-
24/04/2007		Annual Report & Notice of AGM	83	PDF	-

PHOSPHAGENICS

24 April 2007

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

re : PHOSPHAGENICS LIMITED

2006 ANNUAL REPORT AND
2007 ANNUAL GENERAL MEETING

Enclosed for release to the market is a copy of the 2006 Annual Report and 2007 Annual General Meeting ("AGM") documentation which has been dispatched to shareholders today together with a copy of the printed Annual Report.

The AGM documentation consists of:

Notice of Meeting;
Explanatory Memorandum; and
Proxy Form

The AGM is to be held on Friday 25 May 2007 at 2.00 p.m. in the Conference Centre, Minter Ellison, Level 23, Rialto South Tower, 525 Collins Street, Melbourne.

The above AGM documentation as well as the Annual Report been posted to the Company's website and can be viewed in full at www.phosphagenics.com.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\2006 annual report & 2007 agm documentation

THIS DOCUMENT IS IMPORTANT

If you do not understand it or are in any doubt about how to act, you should consult your stockbroker, solicitor, accountant or other professional adviser immediately.

PHOSPHAGENICS

PHOSPHAGENICS LIMITED

ABN 32 056 482 403

Notice of Annual General Meeting

and

Explanatory Memorandum

The Annual General Meeting of Shareholders of Phosphagenics Limited will be held on Friday 25 May 2007 in the Conference Centre, Minter Ellison, Level 23 South Rialto Tower, 525 Collins Street, Melbourne commencing at 2.00 p.m.

IMPORTANT DATES

Close for receipt of written questions to Auditor	5.00 p.m.	Friday 18 May 2007
Close for receipt of Proxy Forms	2.00 p.m.	Wednesday 23 May 2007
Determination of Entitlement to Vote	7.00 p.m.	Wednesday 23 May 2007
Meeting	2.00 p.m.	Friday 25 May 2007

If you are unable to attend the meeting, you are requested to complete the form of proxy enclosed with this Notice of Meeting and return it to the Company either by mail or by facsimile as soon as possible and in any event so it is received by the Company Secretary at the place specified in the proxy form by 2.00 p.m. on Wednesday 24 May 2007.

When completing the Proxy Form your Board of Directors request that members make it a "directed" proxy vote by indicating for each resolution either a vote "For" or "Against" or "Abstain".

Phosphagenics Limited

ABN 32 056 482 403

Level 2, 90 William Street, Melbourne, Victoria 3000

Telephone : (03) 9605 5900, Facsimile : (03) 9605 5999

Notice of Annual General Meeting

Notice is given that an Annual General Meeting of the members of Phosphagenics Limited ("**Company**") will be held in the Conference Centre, Minter Ellison, Level 23 South Rialto Tower, 525 Collins Street, Melbourne, on Friday 25 May 2007 at 2.00 p.m.

BUSINESS

The business of the meeting is:

ORDINARY BUSINESS

Item 1 Financial Statements and Reports

To receive and consider the Consolidated Financial Report and the Reports of the Directors and of the Auditor for the financial year ended 31 December 2006 which are contained in the 2007 Annual Report.

Item 2 Resolution No. 1 – Remuneration Report

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the Remuneration Report as set out in the Annual Report for the financial year ended 31 December 2006 be adopted

Note – the vote on this resolution is advisory only and does not bind the Directors or the Company.

Item 3 Resolution Nos. 2 & 3 - Election of Directors

To consider and, if thought fit, pass the following resolutions as ordinary resolutions:

Resolution No. 2

That Associate Professor A L Vizard, a Director retiring by rotation in accordance with Clause 56 of the Constitution, be re-elected a Director of the Company; and

Resolution No. 3

That Professor J Mills, a Director retiring by rotation in accordance with Clause 56 of the Constitution, be re-elected a Director of the Company

SPECIAL BUSINESS

Item 4 Resolution No. 4 - Ratification of Recent Shares Placements

To consider and, if thought fit, pass as an ordinary resolution:

That, in accordance with ASX Limited Listing Rule 7.4, the placement of an aggregate of 38,275,733 ordinary shares issued in the period 18 December 2006 to 25 January 2007 at 30.0 cents a share, under the terms and conditions set out in the Explanatory Memorandum, be ratified.

Item 5 Any other business that may be properly brought forward at the meeting.

DATED 20 April 2007

BY ORDER OF THE BOARD

Mourice R Garbutt
Company Secretary

INFORMATION FOR SHAREHOLDERS

Proxies

1 A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies.

2 A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the member appoints two proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise one half of the member's votes. If the member appoints two proxies, neither may vote on a show of hands.

In addition changes to the Corporate Law Economic Reform Program (Audit Reform and Corporate Disclosure (ACT 2004 (Cth) ("CLERP 9") now enable:

- Notices of meetings to be distribute electronically
- A member to appoint a body corporate as well as an individual as their proxy and also that a body corporate appointed as a proxy may then nominate an individual to exercise its powers at meetings.

3 A proxy need not be a member of the Company.

4 The proxy form must be signed by the member or the member's attorney. In the case of joint holdings all joint holders must sign the proxy form.

5 Proxies given by corporations may be executed in accordance with Section 127 of the Corporations Act 2001 or by the appointor's attorney duly authorised in writing. Should the constitution of a company permit the execution of documents without using a common seal, the document must be signed by:

(a) 2 directors of the company; or

(b) a director and either a company secretary of the company or other authorised signatory; or

(c) for a proprietary company that has a sole director who is also the sole company secretary – that director and noting both positions.

6 To be valid the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or an attested copy of it) may be lodged with the Company for the attention of the Company Secretary:

(a) in person at either of its Registered Office at Level 2, 90 William Street, Melbourne 3000; or the Share Registrar – Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford, Vic, 3067;

(b) by faxing it to the Registered Office on fax number (03) 9605 5928; or the Share Registrar on fax number (03) 9473 2555;

(c) by mail to the Registered Office at the above address or to the Share Registrar, Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Vic 3001 Australia.

not later than 2.00 p.m. Wednesday 23 May 2007 being 48 hours before the holding of the meeting.

7 Unless a member specifically directs the proxy how to vote, the proxy may vote as he or she thinks fit or abstain from voting. **Accordingly, your Board of Directors urge members, when completing the proxy form, to direct the proxy by indicating a vote for either "For" or "Against" or "Abstain".**

Entitlement to Vote

8 Exclusions:

- there are no voting exclusions applicable to resolutions no's 1 to 3 (inclusive),
- voting exclusions will apply to resolution 4 such that any votes cast by participants of the Placement and/or their associates will be disregarded

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy forms; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with directions on the proxy form to vote as the proxy decided.

9 Pursuant to section 1074E(2)(g) and regulation 7.11.37 of the Corporations Act 2001, the Directors have determined that the shareholding of each member for the purposes of ascertaining voting entitlements for the Annual General Meeting will be as it appears on the Register of Members at 7:00 p.m. Melbourne time on Wednesday 23 May 2007.

Questions and Comments by Members at the Meeting

10 In accordance with the *Corporations Act 2001*, a reasonable opportunity will be given to members – as a whole - to ask questions about or make comments on the management of the Company at the meeting.

Similarly, a reasonable opportunity will be given to shareholders – as a whole – to ask the Company's external Auditor, Ernst & Young, questions relevant to:

(a) the conduct of the audit;

(b) the preparation and content of the Auditors' Report;

(c) the accounting policies adopted by the Company in relation to the preparation of its financial statements; and

(d) the independence of the Auditor in relation to the conduct of the audit.

Shareholders may also submit a written question to Ernst & Young via the Company, no later than 5 business days before the Annual General Meeting if the question is relevant to the content of the Ernst & Young Audit Report or the conduct of its audit of the Company's Financial Report for the year ended 31 December 2007.

Relevant written questions for Ernst & Young must be received no later than 5.00 p.m. (Melbourne time) on Friday 18 May 2007. A list of those relevant written questions will be made available to shareholder attending the AGM. Ernst & Young will either answer the questions at the AGM or table written answers to them at the AGM. If written answers are tabled at the AGM, they will be made available to shareholders as soon as practicable after the AGM.

Please send any written questions for Ernst & Young to the Company by facsimile (+613) 9605 5928; or to The Company Secretary, Phosphagenics Limited, Level 2, 90 William Street, Melbourne Vic 3000 or by email to mgarbutt@phosphagenics.com by no later than 5.00 p.m. (Melbourne time) on Friday 18 May 2007.

Definitions:

In this Notice and supporting documentation:

"ASX" means ASX Limited.
"Company" means Phosphagenics Limited ABN 32 056 482 403.
"Listing Rules" means the Listing Rules of ASX.

Explanatory Memorandum

BUSINESS

Item 1 Financial Statements and Reports

The Financial Statements and Reports for the period ended 31 December 2006, which are set out in the Annual Report, will be presented for members' consideration and discussion.

Item 2 Remuneration Report

Resolution No 1

The Corporate Law Economic Reform Program (Audit Reform and Corporate Disclosure ACT 2004(Cth))("CLERP 9") requires that a resolution be put to the members to adopt the Remuneration Report as disclosed in the Directors' Report.

The vote on this resolution is advisory only and non-binding.

The resolution gives the members the opportunity to ask questions or make comments concerning the Remuneration Report during the meeting.

The Remuneration Report is set out on pages 17 to 19, both inclusive, of the Company's 2007 Annual Report.

The report:

- explains the Board's policies in relation to the nature and level of remuneration paid to directors, secretaries and senior managers within the Phosphagenics group;
- discusses the link between the Board's policies and Phosphagenic's performance;
- provides a details summary of performance conditions, explaining why they were chosen and how performance is measured against them;
- identifies the companies that Phosphagenics' performance is measured against for the purpose of its long term incentive plan;
- sets out remuneration details for each director and for each member of Phosphagenic's senior executive management team; and
- makes clear that the basis for remunerating non-executive directors is distinct from the basis for remunerating executives, including executive directors.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the meeting.

The Board unanimously recommends that shareholders vote in favour of Resolution No. 1.

Item 3 Election of Directors

Clause 56 of the Constitution and the Listing Rules require that, at each annual general meeting, one third of the Directors must retire from office. The Directors retire by rotation with the Directors who have been the longest in the office since being appointed or re-appointed being the Directors who must resign in any year. Each Director is entitled to offer himself for re-election as a Director at the annual general meeting which coincides with his retirement. Clause 73.7 of the Constitution and the ASX Limited Listing Rules provide that the Managing Director is exempted from the requirement to retire by rotation.

Resolution No 2 Retirement by Rotation

Associate Professor Andrew Lancelot Vizard: Chairman and Independent Director

Professor Vizard, as a Director of the Company, will retire by rotation in accordance with clause 56 of the Constitution and Listing Rule LR 14.4 at the Annual General Meeting and, being eligible, has nominated for re-election as a Director of the Company

Resolution No 3 Retirement by Rotation

Professor John Mills: Independent Director

Professor Mills, as a Director of the Company, will retire by rotation in accordance with clause 56 of the Constitution and Listing Rule LR 14.4 at the Annual General Meeting and, being eligible, has nominated for re-election as a Director of the Company

A detailed "pen picture" of each of the above named directors is set out in the Annual Report as sent to members with the Annual General Meeting documentation

Item 4 **Ratification of Recent Share Placements**

Resolution No. 4

During the twelve month period immediately preceding this Notice of Meeting dated 20 April 2007 the Board of Directors approved the issue without shareholder approval of 38,275,733 ordinary fully paid shares at 30.0 cents a share to overseas and domestic institutions and sophisticated investors through broking house BBY Limited in the period 18 December 2006 to 25 January 2007 ("Placement").

The participants in the above Placements were:

Orbis Investment Advisory Pty Ltd	20,000,000
Glacier Bay Capital LLC	7,973,267
Shaw Corporate Finance Pty Ltd	1,963,007
RBC Dexia <RBC Dexia Majedie Investments PLC A/C>	1,566,667
Jaguar Australia Leaders Long Short Fund Limited	1,802,467
Station Capital Pty Ltd	800,000
RAB Capital <RAB Special Situations LP A/C>	550,000
Jetan Pty Ltd	500,000
Droga Capital Pty Ltd	400,000
Mr Steve Chapman	333,333
Jefferies International Limited	250,000
Cameron Stockbrokers	200,000
Gavsol Investments Pty Ltd	166,667
Corlette Super Fund A/C	133,333
Janing Pty Ltd	133,333
Squaw Chop No 2 Pty Ltd	100,000
Oak Investments	100,000
Mr Manny Papaklonaris	100,000
Mr Harvey Princi	100,000
Digby Cooke Insurances Pty Ltd	100,000
Securities & Investments Group Pty Ltd	100,000
M & E International Investigations P/L	100,000
Ms Belinda Robertson	100,000
Mr Ken Rosewall <Ga Rosewall A/C>	83,333
Carmant Pty Ltd	80,000
Mr John Murphy	80,000
Flinside Pty Ltd	66,667
Unigar Investments Pty Ltd	66,667
Colesten Pty Ltd	50,000
Juniper Investments Pty Ltd	50,000
Mr James R Beresford	50,000
Mr Wayne Farrah	33,333
Verk Pty Ltd	33,333
Mr Azar Kassis	30,000
Mr David Smith	29,993
DC & EJ Price Super Fund A/C	17,000
Dr D J Hulme	10,000
Ms Mary Hulme	10,000
Mr Hamish Andrew Flett	10,000
Mr James Garton	3,333
	38,275,733

The funds that were raised through the Placement will enable the Company to carry out its programme for clinical trials and product development during the December 2007 financial year.

The shares, as set out above, rank equally with all other ordinary shares in the Company.

Under Listing Rule 7.1, a listed company must obtain the approval of its shareholders before it can issue securities, if the number of those securities plus the number of any securities issued in the previous 12 months, is more than 15% of the number of issued securities at the start of that 12 month period.

Listing Rule 7.4 provides that an issue of securities by a listed company made without shareholder approval under ASX Listing Rule 7.1 is treated as having been made with approval for the purpose of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 and the approval of its ordinary shareholders is subsequently obtained.

The Placement did not breach ASX Listing Rule 7.1 at the time of the issue of the Placement shares.

Accordingly, the Directors seek ratification for the issue of the Placement shares to the persons listed above so that this issue of shares does not count towards the 15% limit on the number of securities which can be issued by the Company without approval of ordinary shareholders within a 12 month period.

The passage of resolution 4 will restore the Company's capacity to raise further capital without shareholder approval in accordance with Listing Rule 7.1. The Company has no present plans to raise any further capital.

As noted in the Notice of Meeting and pursuant to Listing Rules 7.5.6 and 14.11, voting exclusions apply to this resolution such that any votes cast by participants of the Placement and/or their associates will be disregarded.

VOTING:

Each resolution will be moved, seconded and open to the meeting for discussion.

Following the completion of discussion the Chairman will inform the meeting of the details of the valid proxy voting received by the Company.

The resolutions will then be put to the vote. In the first instance this will be by way of a show of hands.

Should a POLL be requested then all shares represented by the votes present at the meeting will be counted. The majority of eligible votes required to pass a resolution are as follows:

> Ordinary Resolution (resolutions no. 1 to 4 (inclusive)) a simple majority of the eligible votes of members present either in person or by proxy/representation.

As noted, voting restrictions apply to resolution no. 4

Phosphagenics Limited

Proxy Form

ABN 32 056 482 403

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Phosphagenics Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Phosphagenics Limited to be held in the Conference Centre, Minter Ellison, Level 23, South Rialto Tower, 525 Collins Street, Melbourne on Friday, 25th May 2007 and at any adjournment of that meeting.

IMPORTANT: FOR RESOLUTION 4 BELOW

☞ ☐ If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Resolution No. 4 below, please place a mark in this box. By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of Resolution No. 4 and votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Resolution No. 4 and your votes will not be counted in computing the required majority if a poll is called on this Resolution. The Chairman of the Meeting intends to vote undirected proxies in favour of this resolution.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Resolution 1	To adopt the Remuneration Report			
Resolution 2	To re-elect Professor A L Vizard a Director of the Company			
Resolution 3	To re-elect Professor J Mills a Director of the Company			
Resolution 4	To ratify the placement of Shares			

Resolutions 1 to 4 (inclusive) will be put as Ordinary Resolutions.

* If you mark the Abstain box for a particular item of business, you are directing your Proxy not to vote on your behalf on a show of hands or on a poll or if your votes entitlement cannot be voted by the Chairman of the Meeting your votes will not be counted in computing the required majority on a poll. Accordingly, the Directors urge Members to lodge only "Directed" Proxy forms.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR**

State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name **Contact Daytime Telephone** **Date** / /

POH 7PR

How to complete this Proxy Form

1 Your Name and Address

The Annual Report and Notice of Meeting documents have been sent to your name and address as it appears on the Share Register of Phosphagenics Limited. If this information is incorrect, please advise the Company of your new details. Shareholders sponsored by a broker should advise their broker of any changes.

Please note you cannot change ownership of your shares using this form.

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy.

A proxy need not be a securityholder of the Company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry on 1300 850 505, or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Authorised Signature(s)

You must sign this form as follows in the spaces provided:

Joint Holding : where the holding is in more than one name all of the holders must sign.

Power of Attorney : to sign under a power of attorney, you must have already lodged this document with the share registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the power of attorney to this form when you return it.

Companies : a Director can sign jointly with another Director or a Company Secretary. A Sole Director who is also a Sole Company Secretary can also sign. Please indicate the office held by signing in the appropriate space.

If a representative of the Company is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company or share registry.

6 Lodgement of a Proxy

To be valid the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or an attested copy of it) must be lodged with the Company at or by any of the following, for the attention of the Company Secretary:

(a) By hand or post at the Registered Office at Level 2, 90 William Street, Melbourne, Vic 3000, Australia; or

(b) By hand or by post at the Share Registry with Computershare Investor Services Pty Ltd., 452 Johnston Street, Abbotsford, Vic 3067, Australia; or

(c) by faxing it to either of fax numbers (03) 9605 5928 or (03) 9473 2555 to be received not later than 2.00 p.m., Wednesday 23 May 2007 being 48 hours before the holding of the meeting.

7 Please note that voting exclusions apply to Resolution no. 4 as set out in the Notice of Meeting dated 20 April 2007.

8 Members are urged to complete any one of the "FOR", "AGAINST" OR "ABSTAIN": boxes thereby giving a directed proxy which then can be voted in all circumstances.

Documents may be lodged by post, delivery or facsimile to Phosphagenics Limited or Computershare Investor Services Pty Ltd as noted in Item 6 above

PHOSPHAGENICS LIMITED

ABN: 32 056 482 403

2006
annual report

Our mission

to utilise the science of phosphorylation

to discover innovative and cost-effective ways

to enhance the activity, bioavailability, safety and delivery

of proven pharmaceutical and nutraceutical products.

Contents

Corporate Directory

PHOSPHAGENICS LIMITED (ABN 32 056 482 403)

As at 31 December 2006

BOARD OF DIRECTORS

Associate Professor Andrew Lancelot Vizard
(Chairman and Independent Director)

Mr Harry Rosen
(Managing Director)

Dr Esra Ogru
(Executive Director, R&D)

Professor John Mills
(Independent Director)

Mr Jonathan Lancelot Addison
(Independent Director)

Mr Michael David Preston
(Non-Executive Director)

COMPANY SECRETARY

Mr Mourice Reginald Garbutt

REGISTERED OFFICE & PRINCIPAL BUSINESS OFFICE

Level 2
90 William St
Melbourne Vic 3000 Australia
Telephone: 03 9605 5900
Facsimile: 03 9605 5999
www.phosphagenics.com
Email: info@phosphagenics.com

Share Registrar
Computershare Investor Services Pty Ltd
Yarra Falls
452 Johnston Street
Abbotsford Vic 3067 Australia.

AUDITORS

Ernst & Young
8 Exhibition Street
Melbourne Vic 3000 Australia

AUSTRALIAN STOCK EXCHANGE LIMITED

The Company's securities are quoted on the official lists of the Australian Stock Exchange Limited (ASX). The Company's ASX Code is POH and the home exchange is in Melbourne. Option code is POHOB.

ALTERNATIVE INVESTMENTS MARKET

The Company's shares are quoted on the London Stock Exchange's Alternative Investment Market (AIM). The Company's AIM code is PSG.

AMERICAN DEPOSITORY RECEIPTS

With effect from the 24th of March, 2006, the Company established a Level 1, American Depository Receipts (ADR) facility for trading on the US Over-the-Counter market. To view the ADR website go to:
www.marketwatch.com
and enter the ADR ticker symbol PPGNY.

ANNUAL GENERAL MEETING (AGM)

Phosphagenics Ltd AGM will be held on Friday 25th May 2007 in the Conference Centre, Minter Ellison Level 23, South Rialto Tower, 525 Collins Street, Melbourne, commencing at 2pm.

SCIENTIFIC ADVISORY BOARD

Dr Simon West, Professor Ishwarlal Jialal, Professor Angelo Azzi, Professor John Mills, Professor Frank Ng.

Board of Directors

As at year ended 31 December 2006



Associate Prof.
Andrew Lancelot Vizard
BVSc. (Hons), MVPM
Chairman & Independent Director



Mr Harry Rosen
B.A., LL.B.
Managing Director



Mr Jonathan Lancelot Addison
B.Ec. (Tas), ASIC, CFTA (Snr).
Independent Director



Mr Michael David Preston
M.A.,F.C.A.
Non-Executive Director



Prof. John Mills
B.S, M.D., F.A.C.P., F.R.A.C.P.
Independent Director



Dr Esra Ogru
BSc. (Hons), PhD
Executive Director, R&D

Joint Chairman & Managing Director's Report



At Phosphagenics, our goal is to develop, perfect and commercialise a range of new and cost effective ways to enhance the bioavailability, activity and delivery of proven pharmaceutical and nutraceutical products. In 2006, we made good progress towards fulfilling this goal, both in our pharmaceutical and nutraceutical divisions.

OVERVIEW

In our pharmaceutical division, we achieved several key milestones by successfully delivering both relatively small (i.e. morphine) and large (i.e. insulin) molecules through the skin of humans with our patented transdermal delivery systems, TPM-01 and TPM-02. We also successfully completed a pre-clinical trial with our patented anti-cancer agent GTP-0805.

In our nutraceutical division, we verified the potential benefits of Phospha-E® in the prevention and treatment of cardiovascular disease and metabolic syndrome as well as continued to generate significant sales revenue from Phospha-E® within the personal care and vitamin supplement market. Additionally, we entered into a material transfer agreement with a major cosmetic company to test the feasibility of using our transdermal platform technologies to enhance the delivery of cosmetic compounds.

In this report, we will address in greater detail many of our achievements in 2006 as well outline our R&D and commercialisation prospects for 2007.

RESEARCH AND DEVELOPMENT

In 2006, Phosphagenics achieved significant milestones in the development of:

- TPM as a platform transdermal delivery system;
- TPM-02/Insulin for use in diabetes;
- TPM-01/Morphine for use in chronic pain;
- GTP-0805 as an adjunct for the treatment of breast cancer; and
- Phospha-E® for the prevention and treatment of cardiovascular disease and metabolic syndrome.

Additionally during the year, we made significant progress on the feasibility studies that we have been completing for ALZA Corporation following the signing of a development agreement in late 2005.

TPM DELIVERY SYSTEM

TPM utilises natural dermal transport mechanisms to rapidly transport small and large molecules across the skin without causing disruption or damage. The key advantages of the TPM system are that:

- It possesses anti-inflammatory and anti-erythemic properties, which minimise skin irritation;
- It has the ability to provide a sustained systemic delivery of a wide range of drugs - ranging from relatively small molecules (e.g. morphine, fentanyl, oxycodone, atropine, estradiol, testosterone) to large molecules (e.g. insulin and PTH) - from a single application; and
- It can be cost-effectively manufactured in a wide range of presentations (e.g. gel, paste, liquid and powder), thereby adding significant value to existing pharmaceuticals.

TPM-02/INSULIN

In May 2006, Phosphagenics successfully completed pre-clinical trials of TPM-02/Insulin, clearing the way for human clinical trials. In July, Phase I clinical trials commenced testing the safety and tolerance of this unique delivery platform in delivering insulin through the skin of humans.

The results from this trial, completed in August 2006, were extremely positive, showing that one topical application of TPM-02/Insulin, applied as a gel to human skin, allowed insulin to safely penetrate human skin and be delivered into the blood stream over a sustained period of time.

Your directors consider this technology has the potential to eventually transform and expand the global US$7 billion insulin market by providing a non-invasive and effective treatment for many of the world's 194 million diabetics, a figure which is predicted to rise to 350 million by 2025.

TPM-01/MORPHINE

Phase Ib clinical trials, completed and reported in January 2006, confirmed that our patented transdermal drug delivery technology, TPM-01, successfully delivered morphine through human skin. Following this, we completed large-scale chronic toxicology studies, that provided crucial data for inclusion in our investigational new drug package to be submitted to the US Food and Drug Administration (FDA), as well as providing supporting safety data for examining repeat doses of TPM-01/Morphine in humans.

The completion of these chronic toxicology studies were additionally important for Phosphagenics because they now allow us the opportunity to develop a product that may

have an application in the treatment of chronic pain - the largest segment of the narcotic analgesic market, estimated to be worth US$6 billion per annum.

GTP-0805

In September, we further expanded our pipeline of potential products with the successful completion of a pre-clinical trial on our patented anti-cancer agent, GTP-0805. This trial confirmed that when given orally in combination with tamoxifen - a well established breast cancer treatment - GTP-0805 inhibited the rate of tumour growth by more than three times the rate observed when compared to tamoxifen alone.

The potential market for GTP-0805, both as an adjunct cancer therapy to tamoxifen, and possibly to other cancer medications in the US$20 billion antineoplastic market, provides significant opportunities for Phosphagenics and we will now investigate the combination of GTP-0805 with other cancer drugs and in other forms of cancer.

PHOSPHA-E®

In December, Phosphagenics announced the successful completion of our Phospha-E® pre-clinical trial program, clearing the way for Nestlé Nutrition to decide whether it would exercise its option to further develop Phospha-E® for the prevention and treatment of cardiovascular disease and metabolic syndrome. This collaborative study was part of an agreement between Phosphagenics and Nestlé Nutrition to develop Phosphagenics' patented vitamin E product, Phospha-E®, for use as a nutritional product.

Results from this pre-clinical trial program demonstrated that Phospha-E® significantly reduced the specific biomarkers associated with metabolic syndrome, inflammation and cardiovascular disease, consistent with the results from our previous studies. The studies also determined the most appropriate dose of Phospha-E® required to treat metabolic syndrome and cardiovascular disease, allowing for the commencement of human clinical trials in 2007.

Overall, these findings were a very positive step for Phosphagenics towards the commercialisation of Phospha-E® in the specialised nutrition market.

In material events subsequent to the 2006 year end, Phosphagenics announced on January 12th, 2007, that Nestlé Nutrition had exercised its option to finalise the existing commercial agreement to use Phospha-E® for the treatment and prevention of metabolic syndrome.



THE TABLES BELOW PROVIDE A SUMMARY OF THE DEVELOPMENTAL STATUS OF OUR KEY PROJECTS.

PHARMACEUTICAL PRODUCT PIPELINE

	Discovery & Research	Pre-clinical	Phase I	Phase II	Target Application
Transdermal					
Morphine					Pain Management
Insulin					Diabetes
Oxycodone					Pain Management
Oral					
APA-01 + Statin					Atherosclerosis
GTP-0805					Cancer

NUTRACEUTICAL PRODUCTS

	Development	Marketed	Market Segment
Phospha-E®			Dietary Supplements
Vital ET™			Personal Care
Phospha-E®			Functional Foods – Metabolic Syndrome

Joint Chairman & Managing Director's Report

>continued

PEOPLE

During 2006, we expanded and strengthened our scientific capabilities by adding to our panel of scientific advisors and the number of staff directly involved in our research at Monash University, Clayton, Australia.

It was particularly pleasing that Professor Thomas Rhades and Associate Professor William Hsu agreed to join our team of scientific advisors in 2006.

Associate Professor William Hsu is a clinician at the Joslin Diabetes Centre of the Harvard Medical School, Boston, US. Dr Hsu was the co-investigator for Phosphagenics' Phase I clinical trial that in August successfully delivered insulin through the skin in humans.

Professor Thomas Rades is a world expert in drug formulation and delivery systems and is the Chair of Pharmaceutical Sciences, School of Pharmacy, University of Otago, New Zealand.

Our scientific advisors now include 5 globally-recognised experts in their field, and our research and development teams based at Monash University, Clayton, increased to 16 senior scientists, of whom 11 have been awarded PhDs or DScs.

COMMERCIALISATION

Over the past 12 months, Phosphagenics has also continued to make considerable ground towards the international commercialisation of our intellectual property, both with our existing business partners and with significant new partners.

International sales by ISP of Phospha-E® in the personal care market (as Vital ET®), as well as sales of Phospha-E® as a vitamin supplement by Zila Nutraceuticals (under the brand name Ester-E®) continued to provide a valuable income stream as well as reinforcing the many and unique benefits of this product in the market place.

Of note, in October 2006, NBTY Inc. acquired Zila Inc.'s nutraceutical division, Zila Nutraceuticals, and thereby gained the exclusive rights to produce, market and sell our Phospha-E® product in the US, Canada and Indonesia.

NBTY Inc. is a leading vertically integrated manufacturer, marketer and distributor of a broad-line of high-quality, value-priced nutritional supplements in the US and throughout the world with global sales of more than $US1.8 billion.

Additionally, and as touched upon in the R&D section, in April 2006, Phosphagenics entered into a research agreement with Nestlé Nutrition, a unit of Nestlé S.A, one of the world's largest food and beverage companies, to develop Phospha-E® for the prevention and treatment of metabolic syndrome.

In August, we also announced that we had entered into a Material Transfer Agreement with one of the world's largest cosmetic companies to examine the feasibility of using some of our platform technologies to help enhance the delivery and bioavailability of certain cosmetic compounds.

We also commenced building our Melbourne-based production plant that when complete will give us the ability to manufacture tocopheryl phosphates, the base component of many of our pharmaceutical and nutraceutical products.

Finally, throughout 2006, we continued to develop and secure our intellectual property by seeking patents in Australia, the US and several other countries. Covering such broad areas as the manufacturing process of molecules and delivery systems, specific compounds and formulations, and the use of compounds, the establishment of these patents helps ensure that Phosphagenics is in the best possible position to protect and capitilise on our intellectual property into the future.

FINANCIAL

From a financial perspective, there were two important developments in 2006.

Firstly, in March, our American Depositary Receipt (ADR) began trading (PPGNY) in the US Over-the-Counter market, which enhanced the availability of trading options by existing and potential new investors and increased our visibility in the US pharmaceutical and nutraceutical markets.

Administered by The Bank of New York, these ADRs allow Phosphagenics' shares to be traded in the same manner as ordinary shares would be traded, with each ADR representing 30 Phosphagenics' ordinary shares.

Secondly, in December, Phosphagenics was successful in raising $A10 million via a share placement that built our cash reserves to $14.4 million at the end of the year. A further $7.0 million was raised in January 2007 through a share purchase plan and institutional placement, thereby providing the capital required to allow us to accelerate our core R&D programs, as well providing general working capital.

OUTLOOK

Over the next 12 months, Phosphagenics will build upon our recent successes, both in terms of our R&D and in the commercialisation of our intellectual property.

Broadly, we will drive the development of our patented delivery platforms, which we believe have the capacity to deliver far more compounds than we originally envisaged. We will also start exploring ways to apply this technology to developing other routes of administration, such as orally.

Additionally, we will continue to develop and explore the potential for Phospha-E®, as well as work on several other potential pharmaceutical compounds that we currently have in development.

Commercially, we will continue to work closely with our current partners and seek new global partners who can help us realise our goal to discover new and cost effective ways to enhance the bioavailability, activity and delivery of proven pharmaceutical and nutraceutical products.

Specifically, in 2007 we plan to:

- Undertake a Phase IIa clinical study investigating the absorption, metabolism and efficacy of morphine administered using our novel transdermal carrier TPM via an occlusive patch system for the management of chronic pain.
- Commence a Phase I clinical study investigating the pharmacokinetics of transdermal oxycodone using our novel transdermal carrier TPM.
- Commence Phase II clinical trials of our transdermal insulin product TPM-02/Insulin.
- Commence Phase I clinical trials on our oral APA-01 product combined with a statin for the treatment of atherosclerotic disease.
- Finalise the requirements under the U.S. Food and Drug Administrations' regulations to achieve a GRAS - Generally Recognized As Safe - status for our Phospha-E® product, thereby allowing Phospha-E® to be used as an ingredient in the United States' food industry.
- Commission the new manufacturing facility that is expected to be commercially ready by Q2, 2007.
- Build upon the relationships and success we have with our commercial partners, such as ISP and NBTY, as well as seeking new opportunities with these and other international partners.
- Continue to work with world leading organisations like ALZA Corporation and Nestlé Nutrition to further develop and bring new products to market.
- Increase our presence internationally, thereby ensuring all our commercial opportunities have the greatest chance of success.

Whilst we have achieved a great deal in 2006, 2007 promises to be more exciting with many more opportunities coming to fruition.

On behalf of the Board, we thank all the staff at Phosphagenics for their significant efforts and dedication during the year.

Associate Professor
Andrew Lancelot Vizard
Chairman and Independent Director

Harry Rosen
Managing Director

Consolidated Year in Review

Financial	2006 A-IFRS	2005 A-IFRS	2004 A-IFRS	2003 A.G.A.A.P.
NET ASSETS/EQUITY				
per share	23.3 cents	24.2 cents	22.6 cents	17.1 cents
Amount	$135.47 m	$132.13 m	$113.22 m	$29.38 m
SECURITIES : Year End Market Prices				
Shares (POH)	34.0 cents	24.5 cents	30.0 cents	22.0 cents
Options (POHOB)	23.0 cents	13.0 cents	17.0 cents	12.0 cents
MARKET CAPITALISATION	$197.23 m	$133.95 m	$149.95 m	$45.1 m
ISSUED SECURITIES				
Shares (POH) quoted	580,105,848	546,758,476	499,834,011	172,100,867
Options (POHOB) quoted	59,632,673	59,646,712	59,696,177	60,168,148
Options (various) unquoted	4,300,000	3,000,000	-	-
	$000	**$000**	**$000**	**$000**
EQUITY RAISING				
Exercise of Options	2	9	94	2
Share Purchase Plan	-	-	2,119	-
Placement	10,000	11,250	4,540	5,235
Scrip Acquisition	-	-	89,188	-
Capital Raisings Costs	(700)	(685)	(912)	(286)
	9,302	10,574	95,029	4,951
FUNDING				
Cash and Receivables	15,923	14,192	7,882	2,377
OPERATING RESULTS				
Losses G.A.A.P.	NA	NA	(3,148)	(2,661)
A-IFRS Adjustments	-	-	872	NA
Losses Post A-IFRS Adjustments	(6,125)	(8,493)	(2,276)	(2,661)

Consolidated Year in Review Commentary

1 FY 2006 is the second year in which the Company's financial results have been produced under the terms of the Australian equivalents of the International Financial Reporting Standards ("A-IFRS").

As such, the results for FY 2006 and FY 2005 are directly comparable. For details of the operating results see the Income Statement and Note no. 3 of the Notes to the Financial Statements.

2 As noted in the 2005 Annual Report, the financial results for FY 2005 and FY 2004 are not directly comparable due to:

- Change from equity accounting (FY 2004) to wholly-owned consolidation (FY 2005)
- Preparation of financial reports in FY 2005 for the first time under the Australian equivalents of International Financial Reporting Standards ("A-IFRS")

In FY 2004, the Company held throughout the year a 36.3 per cent equity interest in Vital Health Sciences Pty Ltd ("VHS"). As such, for FY 2004 the Company equity accounted its 36.3 per cent share of losses amounting to $0.973 million out of total VHS losses of $2.680 million.

3 **Impairment**

Under A-IFRS, the carrying values of assets are tested and if such values have been diminished then an impairment charge equivalent to the difference in the carrying value and the newly assessed worth is charged to the Income Statement as an expense.

To comply with the new accounting standard ("A-IFRS") the Company engaged Deloittes Touche Tohmatsu ("Deloittes") to review the carrying value of the Company's Intellectual Property ("IP").

The review valuation, as conducted by Deloittes, assessed that there had been no impairment in the value of the Company's portfolio of patents in the year ended 31 December 2006 (2005 : $3.9 million); refer Notes no. 11 and 12 of the Notes to the Financial Statements.

4 **Research Expenditures**

Under A-IFRS, research expenditures which previously were permitted to be capitalised under A.G.A.A.P. are now required to be expensed. For FY 2006, this has resulted in an amount of $4.754 million (2005 : $3.074 million) of research expenditure being charged to the Income Statement.

5 **Goodwill**

In prior financial years, A.G.A.A.P. required that Goodwill be amortised. Under A-IFRS, this is no longer the case and impairment testing now applies.

6 **Capital Raisings**

Arising from the offer to shareholders in December 2006 of participation in a Share Purchase Plan and continuing discussions with the Lead Manager to the December 2006 Placement of Shares, the Company in January 2007 issued a further 23,333,333 new ordinary shares to raise A$7.0 million.

This raising increased issued shares to 603,439,181.

Year in Summary

The following is a summary of material events and announcements made during 2006. For a full list of releases by the Company, go to the Australian Stock Exchange website (www.asx.com.au).

22/12/06	Section 708A Notice
20/12/06	Share Purchase Plan Documentation
14/12/06	Nestlé Nutrition - Phospha-E Pre-Clinical Trials
13/12/06	A$10 million Placement completed
12/12/06	Capital Raising (Placement and SPP)
13/11/06	Investor PowerPoint Presentation
10/11/06	November 2006 Newsletter
12/10/06	TPM-02/Insulin Clinical Trial - Final Report
11/10/06	Assignment of Phospha-E Licence
10/10/06	Toxicology Results - TPM-01/Morphine - Trial
25/09/06	Anti-Cancer Agent Trial reduces Breast Tumour Growth
30/08/06	Audio Broadcast - Mr H Rosen
29/08/06	Half Year Report and Half year Accounts
29/08/06	Material Transfer Agreement - Major Cosmetic Company
24/08/06	Clinical Trial Transdermal Insulin Successful Results
24/07/06	Commencement Phase 1 Clinical Trial - TPM-02/Insulin
03/07/06	Ethics Committee Approval - Phase 1 Clinical Trials
26/05/06	AGM Results
26/05/06	Preclinical Trials - Transdermal Insulin Delivery
23/05/06	Plans to Expand Manufacturing Facilities
08/05/06	Phase 2A Clinical Trial - Transdermal Morphine Cream
28/04/06	POH and Nestlé Nutrition sign Agreement
21/04/06	Annual Report and Notice of AGM
27/03/06	American Depository Receipts Facility Information
27/03/06	American Depository Receipt Facility established
24/03/06	March 2006 Newsletter
17/03/06	Preliminary final Report/Full Year Accounts
03/03/06	S&P : March Quarterly Rebalance to the S&P/ASX Indices
24/01/06	Anti-Cancer Compound GTP-0805 Animal Trials Initiated
18/01/06	Phase 1B Clinical Trial Results - Transdermal Morphine Gel

SHAREHOLDER INFORMATION - MISCELLANEOUS

Pooled Development Fund Registration

Again during the period a number of members and investment advisers contacted the Company seeking to confirm when the Company voluntarily relinquished its Pooled Development Fund (PDF) registration and what was, for taxation purposes, the deemed acquisition cost per share held at the time of the surrender of the registration.

As announced to the Australian Stock Exchange (ASX) the Company:

(1) Ceased to be a registered PDF at close of business: 16 December 2004
(2) The deemed acquisition cost for shares held at close of business on 16 December 2004 per the first trades on the ASX on: 17 December 2004 was A$0.34.

Website

Members can visit the Company's web address directly, or at the ASX and the London Stock Exchange's (LSE) Alternative Investments Market (AIM):

Company Web	www.phosphagenics.com
ASX (Code : POH)	www.asx.com.au
AIM (Code : PSG)	www.lonstockexchange.com

American Depository Receipts (ADR)

In March 2006, the Company sought and was granted effective status for an ADR facility whereby the Company's stock may be traded on the Over-the-Counter (OTC) market in the US.

The ADRs will facilitate and enable US investors to hold and trade in the stocks of foreign companies that are not listed in the US - each ADR will represent 30 Phosphagenics' shares.

The Company's facility has been established with The Bank of New York as the depository bank.

Patent Status List

PCT Number	Publication Date	Title	Countries	Expiry
PCT/AU 00/000038	27-Jul-00	Recovery of Chroman Derivatives	Granted - United Kingdom, France, Germany, United States, Malaysia, India	2020
PCT/AU 00/000452	23-Nov-00	Improved Process for Phosphorylation and Compounds Produced by this Process	Granted - Australia, Canada, United States Pending - Brazil Europe, Japan, Mexico	2020
PCT/AU 01/001475	23-May-02	Formulation Containing Phosphate Derivatives of Electron Transfer Agents	Granted - Australia, South Korea Pending - Brazil, Canada, China, Europe, Japan, Mexico, United States	2021
PCT/AU 01/001476	23-May-02	Complexes of Phosphate Derivatives	Granted - Australia, Canada, South Korea Pending - Brazil, Canada, Europe, Japan, Mexico, United States	2022
PCT/AU 02/001003	13-Feb-03	Dermal Therapy Using Phosphate Derivatives of Electron Transfer Agents	Granted - Australia Pending - Brazil, Canada, China, Europe, Japan, Mexico, United States	2022
PCT/AU 02/001081	20-Feb-03	Micronutrient Phosphates as Dietary and Health Supplements	Granted - Australia, South Africa Pending - Brazil, Canada, Europe, Japan, Mexico, United States	2022
PCT/AU 02/001321	03-Apr-03	Modulation of Vitamin Storage	Granted - Australia, South Africa Pending - Brazil, Canada, Europe, Japan, Mexico, United States	2022
PCT/AU 02/001686	19-Jun-03	Transdermal Transport of Compounds	Granted - Australia Pending - Brazil, Canada, China, Europe, Japan, Mexico, United States	2022
PCT/AU 03/000998	19-Feb-04	Carrier	Granted - Australia Pending - Brazil, Canada, China, Europe, Japan, South Korea, Mexico, United States	2023
PCT/AU 04/000490	28-Oct-04	Phosphates of Secondary Alcohols	Granted - Australia Pending - Brazil, Canada, China, Europe, Japan, South Korea, Mexico, United States	2024
PCT/AU 04/000056	05-Aug-04	Compounds Having Anti-Proliferative Properties	Granted - Australia Pending - Brazil, Canada, China, Europe, Japan, South Korea, Mexico, United States	2024
PCT/AU 04/000491	28-Oct-04	Phosphate Derivatives	Granted - Australia Pending - Brazil, Canada, China, Europe, Japan, South Korea, Mexico, United States	2024
PCT/AU 04/000492	28-Oct-04	Phosphate Derivatives of Pharmaceutical Products	Granted - Australia Pending - Brazil, Canada, China, Europe, Japan, South Korea, Mexico, United States	2024
PCT/AU 05/000307	15-Sep-05	Alkaloid Formulation	Granted - Australia Pending - Brazil, Canada, Europe, United States, India, Isreal, Japan, South Korea, Mexico, New Zealand, Russia, Singapore, South Africa	2025
PCT/AU 05/001159	09-Feb-06	Carrier for Enteral Administration	Pending - Australia, Brazil, Canada, Europe, United States, India, Israel, Japan, South Korea, Mexico, New Zealand, Russia, Singapore, South Africa	2025
PCT/AU 06/000280	08-Sep-06	Compounds Having Anti-Cancer Properties	Countries to be determined prior to National Phase deadlines	2026
PCT/AU 06/000281	08-Sep-06	Compound Having Lipid Lowering Properties	Countries to be determined prior to National Phase deadlines	2026
PCT/AU 06/000839	12-Dec-06	Carrier Comprising One or More Di and or Mono (Electron Transfer Agents) Phosphate Derivates or Complexes Thereof	Countries to be determined prior to National Phase deadlines	2026
PCT/AU 06/001997		Compounds Having Cytokine Modulating Properties	Countries to be determined prior to National Phase deadlines	2026
Provisional filed		Transfer Proteins		
Provisional filed		Compounds Having B-amyloid Toxicity Inhibiting Properties		

Annual Financial Report
Directors' Report

For the year ended 31 December 2006

The directors of Phosphagenics Limited submit herewith the annual financial report of the Company for the financial year ended 31 December 2006. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

DIRECTORS

The names and particulars of the directors of the Company during or since the end of the financial year are:

Associate Professor Andrew Lancelot Vizard (Aged 48 years) BVSc (Hons) MVPM
Non-Executive Independent Director since July 1999
Chairman since October 2000
Last re-elected May 2005

With a background in research and agricultural consultancy, Professor Vizard is the Senior Consultant with and former Director of the Mackinnon Project at the University of Melbourne. This enterprise is recognized as a leader in delivering practical advice to farmer and agribusiness on a wide range of agricultural and economic issues. Professor Vizard is the author of more 50 scientific papers.

Professor Vizard is currently a Non-Executive Director of Ridley Corporation Ltd, Animal Health Council Ltd, and the Zoological Parks and Gardens Board of Victoria. He also sits on the Scientific Advisory Board for the Hermon Slade Foundation.

Professor Vizard is a member of the Company's Audit, Compliance and Corporate Governance Committee and is the Company's representative on the Board of Directors of the Vital Health Sciences Pty Ltd group.

Harry Rosen (Aged 59 years) B.A. (Psychology), LL.B.
Executive Director appointed to the Board in June 1999
Appointed Managing Director December 2005
Last re-elected May 2004

Mr Rosen is Managing Director of Phosphagenics Limited and is a non-practicing lawyer. He is one of the founders of Betatene Limited and Denehurst Limited, two formerly ASX listed companies which commercialised significant research and development. Betatene is the world's largest producer of natural beta carotene. After the purchase of Betatene Limited by Henkel Corporation, Mr Rosen served as Vice President, Corporate Development. As a Vice President of Henkel Corporation, he worked for a number of years in the USA in the nutrition and health care industries.

Mr Rosen has consulted to many technology companies assisting them with the commercialisation of new technologies. He has had significant experience in the areas of seed capital raising, stock exchange listings, taxation and corporate law. Mr Rosen graduated from the Australian National University (B.A.-Psychology) in 1970 and Melbourne University (LLB) in 1973.

Jonathan Lancelot Addison (Aged 54 years) B.Ec. (Tas), ASIC, CFTP (Snr)
Non-Executive Director since November 2002
Last re-elected May 2005

Mr Addison has more than 27 years in the investment management industry, including wide experience in superannuation. Currently he is the Fund Manager of the Meat Industry Employee Superannuation Fund ("MIESF") whom he joined in June 1999 and where he is responsible for the overall management of MIESF.

MIESF, a self-administered industry superannuation fund established in 1981 which operates nationally, currently holds 21,800,000 shares in Phosphagenics Limited being 4.36 per cent of the Company's issued voting share capital.

Prior to his appointment to MIESF, Mr Addison was a Director and Asset Consultant within the Corporate Finance section of PricewaterhouseCoopers and in this role was responsible for establishing an investment consulting practice with clients ranging from superannuation funds to insurance funds and funds managers. Prior to that, he was Manager Investment Consultant at Sedgwick Noble Lowndes.

Mr Addison is the Chairman of the Company's Audit, Compliance and Corporate Governance Committee.

Mr Addison also holds non-executive directorships with Austcorp Capital Funds Management Limited, Global Masters Fund Limited, African Enterprise New Zealand Limited, African Enterprises Limited and Hawksbridge Limited.

Professor John Mills (Aged 66 years) BS, MD, FACP, FRACP
Non-Executive Independent Director since March 2004
Last re-elected May 2004

Professor Mills stepped down after 10 years as Director of the Macfarlane Burnet Institute for Medical Research, Australia's premier communicable disease and public health research institute.

Professor Mills is Managing Director of the ASX listed Narhex Life Sciences Limited. He currently holds professorial appointments at Monash University and at RMIT and is a consulting physician at the Alfred and Austin Hospitals. He is also a director of TissuPath Pty Ltd and a Non-Executive Director of GBS Venture Partners Ltd.

Professor Mills has published more than 200 scientific articles and has served as a consultant to industry and governments, the World Health Organization and the United Nations.

Professor Mills is a member of the Company's Audit, Compliance and Corporate Governance Committee.

Michael David Preston (Aged 61 years) M.A., F.C.A.
Non-Executive Director since 8 November 2004
Re-elected in May 2005

Mr Preston is a principal partner and founder of Alberdale & Co., an FSA-regulated corporate finance and business advisory firm based in London with offices in USA. Alberdale specialises in media, technology and life sciences and manages a high technology venture capital fund concentrating in life sciences. Mr Preston was previously a founder of Sterling Publishing Group PLC, a business publishing company that was publicly listed in London in 1985. He was also a founder of the Broad Street Group PLC, a marketing services company that was publicly listed in London in 1986 and eventually acquired by the French group BDDP. Mr Preston has extensive experience as a financial and strategic adviser to many growing companies in the UK and USA. He is a Fellow of the Institute of Chartered Accountants in England and Wales and shares his time between New York and London.

Dr Esra Ogru (Aged 31 years) B.Sc. (Hons) PhD
Executive Director Research & Development
Appointed as an Executive Director 11 October 2005

Dr. Ogru is responsible for the co-ordination and management of pre-clinical and clinical research for Phosphagenics Ltd.

After receiving her PhD in Biochemistry from Monash University, she conducted postdoctoral research at Monash University, Department of Biochemistry and Molecular Biology, where she was a member of the Obesity and Diabetes research group involved in the pre-clinical and clinical development of anti-obesity peptides.

Dr. Ogru is experienced in many aspects of academic and commercial research and has publications in peer-reviewed journals.

Unless indicated otherwise, all directors held their position as a director throughout the entire financial year and up to the date of this report.

Dr Ian Grant Pattison (Aged 56 years) B.Sc. (Hons) PhD
Chief Operating Officer, Director since December 2005

Prior to joining Phosphagenics Limited, Dr Pattison was the Asia/Pacific Director in charge of the Nutrition and Health Division of Cognis, a large German-based specialty chemical company.

Previously he was Managing Director of Betatene, an innovative Australian company, which has led the world in the production and sale of natural beta-carotene from algae.

Annual Financial Report

Directors' Report

>continued

Dr. Pattison's earlier career was in the Australian mining industry in various research, operating, engineering, marketing and management positions. He graduated from the University of Melbourne, with B.Sc. (Hons) and PhD. No other listed directorships have been held within the past 3 year period. Dr Pattison resigned as a Director of both Phosphagenics Limited and Vital Health Sciences Pty Ltd on 30 June 2006.

DIRECTORSHIPS OF OTHER LISTED COMPANIES

Directorships of other listed companies held by directors in the 3 years immediately before the end of the financial year are as follows:

Name	Company	Period of directorship
Prof. John Mills	Narhex Life Sciences Limited	Since 10 April 2001
Prof. Andrew Vizard	Ridley Corporation Limited	Since 29 January 2001
Jonathon Addison	Global Masters Fund Limited	Since 19 April 2005

COMPANY SECRETARY

Mourice Garbutt CPA, FCIS, Honorary Justice of the Peace in Victoria.

Mr. Garbutt, through his professional corporate secretarial and compliance service company, provides secretarial, clerical and corporate governance support to client companies in Australia, many of which are listed on the ASX Limited.

Mr. Garbutt has substantial experience in the area of listed company secretarial matters, compliance and corporate governance with more than 30 years experience primarily within Australia but having worked in the Pacific region and Europe.

PRINCIPAL ACTIVITIES

The principle activities of the Company are the production, sale and licensing of products for the nutraceutical and pharmaceutical industries.

REVIEW OF OPERATIONS

For the year, the Group returned an operating loss of $6.13 million (2005: $8.49 million) including impairment losses of $ Nil (2005: $3.9 million).

CHANGES IN STATE OF AFFAIRS

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

SUBSEQUENT EVENTS

During January 2007, the Company allotted a further 23,332,933 shares at 30 cents each, raising $7,000,000 exclusive of capital raising costs by :

(a) the allotment of 18,390,933 shares through the Share Purchase Plan
(b) placement of an additional 4,942,000 shares

FUTURE DEVELOPMENTS

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations are likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

ENVIRONMENTAL REGULATIONS

The principal activities of the Company are not subject to any particular or significant environmental regulations.

DIVIDENDS

The Directors have not recommended the payment of any dividends and no dividends were declared, paid or reinvested in the year to 31 December 2006.

SHARE OPTIONS

Share options granted to directors and executives

During and since the end of the financial year an aggregate of 600,000 share options were granted to the following directors and executives of the Company:

Directors and executives	Number of options granted	Issuing entity	Number of ordinary shares under option
K. Karanikolopoulos*	400,000	Phosphagenics Limited	400,000
D. Gimesy**	200,000	Phosphagenics Limited	200,000

* On 22 May 2006, the Board of Directors resolved to grant 400,000 options under the terms of the Employee Share Option Plan (ESOP) to K. Karanikolopoulos. The 5 year options have an exercise price of $0.2346 each and vest in three equal tranches at the end of consecutive six monthly periods.

** On 28 August 2006, the Board of Directors resolved to grant 200,000 options under the terms of the Employee Share Option Plan (ESOP) to D. Gimesy. The 5 year options have an exercise price of $0.3562 each and vest in three equal tranches at the end of consecutive six monthly periods.

Under Accounting Standards, the Company is required to account for the options over the vesting period at the fair value established at the time of the grant (22 May 2006 and 28 August 2006 respectively).

The fair valuations were calculated using the Black-Scholes method to produce an option value of $0.09055 and $0.17095 per option respectively.

Share options on issue at year end or exercised during the year

Details of unissued shares or interests under option are:

Issuing entity	Number of shares under option	Class of shares	Exercise price of option	Expiry date of options
Phosphagenics Limited	59,632,673	Ordinary	$0.20	07-06-2009

The holders of such options do not have the right, by virtue of the option, to participate in any share issue or interest issue of any other body corporate or registered scheme.

Details of shares or interests issued during the financial year as a result of exercise of an option are:

Issuing entity	Number of shares issued	Class of shares	Amount paid for shares	Amount unpaid on shares
Phosphagenics Limited	14,039	Ordinary	$2,807.80	Nil

INDEMNIFICATION OF OFFICERS AND AUDITORS

During the year, the Company paid a premium in respect of a contract insuring its Directors and Officers against a liability, other than a wilful breach of duty, of a nature that is required to be disclosed under section 300(8) of the Corporations Act 2001. In accordance with section 300(9) of the Corporations Act 2001, further details have not been disclosed due to confidentiality provisions contained in the insurance contract.

DIRECTORS' MEETINGS

The following table sets out the number of Directors' meetings (including meetings of committees of directors) held during the financial year and the number of meetings attended by each Director (while they were a Director or committee member). During the financial year, 9 board meetings, 4 share allotment committee meetings and 4 audit committee meetings were held.

	Board of directors		Share Allotment committee		Audit committee	
Directors	Held	Attended	Held	Attended	Held	Attended
Addison, J L	9	9	4	1	4	4
Mills, J	9	9			4	4
Ogru, E	9	9				
Pattison, I G	5	5				
Preston, M D	9	8				
Rosen, H	9	9	4	3		
Vizard, A L	9	9	4	4	4	4

Mr. MD Preston was granted leave of absence from one board meeting whilst travelling overseas during the period.
Share Allotment Committee – all Directors are eligible to sit on this Committee and any 2 Directors constitutes a quorum.
Dr. I.G. Pattison resigned as a Director on 30 June 2006

DIRECTORS' SHAREHOLDINGS

The following table sets out each Director's relevant interest in shares, debentures, and rights or options in shares or debentures of the Company or a related body Corporate as at the date of this report.

Directors	Shares	Options
Addison, J L	4,000	-
Mills, J	225,667	-
Ogru, E	5,711,610	-
Preston, M D	2,372,659	-
Rosen, H	75,201,137	5,050,000
Vizard, A L	123,411	1,200,000
	83,638,484	6,250,000

Shares

During the reporting period and up to the date of this report no shares were issued by the Company to Directors. Changes in entitlements during this period and as reported to the ASX Limited included acquisitions by way of share transactions:

Dr. E Ogru - acquisition of 3,000,000 existing shares
Professor J Mills – acquisition of 58,000 existing shares

In addition, Mr. H Rosen was appointed as sole Director of Glencan Pty Ltd, which acts as trustee and registered holder of 11,120,194 ordinary fully paid shares. As sole Director of the trustee company, Mr. Rosen is entitled to exercise voting control over these shares. Whilst Mr. Rosen has no beneficial entitlement to the shares registered in the name of Glencan Pty Ltd he is deemed to have an entitlement arising from his directorship of the trustee company and the capacity to deal with the shares.

Options

There has been no movement in Directors' entitlements to options during the period. All options are exercisable at 20 cents each at any date up to June 2009.

REMUNERATION REPORT

Remuneration policy for directors and executives

The Company's policy for determining the nature and amounts of emoluments of Board members Non-Executive Directors, Executive Directors and senior management is as follows:-

The Board is responsible for making recommendations on remuneration policies and packages applicable to the Board members. The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities; and that remuneration is competitive in attracting, retaining and motivating people of the highest quality.

Remuneration packages contain the following key elements:

- Salary and fees
- Superannuation
- Options issued under the Company's Employee Share Option Plan

Apart from termination benefits which accrue under statute (such as unpaid annual leave, long service leave and superannuation benefits), there are no retirement benefits. The Company pays superannuation at the required superannuation guarantee rate and salary sacrificed contributions into an accumulated benefit type fund and therefore there are no future liabilities in respect of these payments.

The aggregate remuneration paid to Non-Executive Directors is capped at the level approved by shareholders for this purpose. Non-Executive Directors remuneration reflects the additional committees that they may serve on from time to time. There are no termination benefits for Non-Executive Directors.

Remuneration is reviewed annually by the Board of Directors. The process consists of a review of company-wide, business unit and individual performance, relevant comparative remuneration in the market and internally and where appropriate, external advice on policies and practices.

The Company Secretary is an external consultant to the Company. Their fees are charged on normal commercial terms.

DIRECTOR AND EXECUTIVE DETAILS

The Directors of Phosphagenics Limited during the year were:

- Addison, J L — Director (Non-Executive)
- Mills, J — Independent Director (Non-Executive)
- Ogru, E — Director (Executive)
- Pattison, I G — Chief Operating Officer (resigned 30 June 2006)
- Preston, M D — Director (Non-Executive)
- Rosen, H — Managing Director (Executive)
- Vizard, A L — Chairman (Non-Executive)

The group Executives of Phosphagenics Limited during the year were:

- Butler, B R — Vice President - Nutraceuticals
- Chilton, M — Financial Controller
- Karanikolopoulos, K — Vice President - Business Development (Pharmaceuticals)
- Webb, S N — Director - Vital Health Services Pty Ltd (resigned 30 June 2006)
- West, S M — Director - Vital Health Services Pty Ltd
- Gimesy, D — Vice President - Business Development (Nutraceuticals) & Corporate Communication

Annual Financial Report

Directors' Report

>continued

REMUNERATION OF DIRECTORS AND EXECUTIVES

The following table discloses the remuneration of the Directors of the Company:

	Short - Term Salary & fees	Post-Employment Superannuation	Share Based Payment Options	Total
2006	**$**	**$**	**$**	**$**
Pattison, I G	239,679	10,321	-	250,000
Rosen, H	170,000	12,150	-	182,150
Ogru, E	170,000	-	-	170,000
Vizard, A L	69,725	6,275	-	76,000
Preston, M D	118,405	-	-	118,405
Mills, J	13,333	38,000	-	51,333
Addison, J L	34,862	3,138	-	38,000

	Short - Term Salary & fees	Post-Employment Superannuation	Share Based Payment Options	Total
2005	**$**	**$**	**$**	**$**
Pattison, I G	229,358	20,642	-	250,000
Rosen, H	169,000	8,910	-	177,910
Ogru, E	125,000	-	-	125,000
Vizard, A L	68,104	6,129	-	74,233
Preston, M D	58,681	-	-	58,651
Mills, J	22,385	12,915	-	35,300
Addison, J L	32,385	2,915	-	35,300

There are a number of options held by Directors which were acquired as part of the original subscriptions for shares in Phosphagenics in 1999. For further details of these options refer to note 20(c) in the financial statements. The following table discloses the remuneration of the executives of the Company and group executives of the consolidated entity:

	Short - Term Salary & fees	Post-Employment Superannuation	Share Based Payment Options	Total
2006	**$**	**$**	**$**	**$**
Butler, B R	45,114	90,500	-	135,614
Webb, S N	52,345	-	47,425	99,770
Chilton, M	106,000	9,360	-	115,360
West, S M	100,000	-	-	100,000
Karanikolopoulos, K	101,835	9,165	9,055	120,055
Gimesy, D	56,813	22,553	8,548	87,914

	Short - Term Salary & fees	Post-Employment Superannuation	Share Based Payment Options	Total
2005	**$**	**$**	**$**	**$**
Butler, B R	73,991	96,000	-	169,991
Webb, S N	115,939	-	47,425	163,364
Chilton, M	100,000	9,000	-	109,000
West, S M	100,000	-	-	100,000
Karanikolopoulos, K	84,098	7,569	-	91,667

Value of options issued to directors and executives

The following table discloses the value of options granted, exercised or lapsed during the year:

	Options Granted Value at grant date	Options Exercised Value at exercise date	Options Lapsed Value at time of lapse	Total value of options granted, exercised and lapsed	Value of options included in remuneration for the year	Percentage of total remuneration for the year that consists of options
	$	$	$	$	$	%
Webb, SN	-	-	189,700	189,700	47,425	47.54
Karanikolopoulos, K	36,220	-	-	36,220	9,055	7.55
Gimesy, D	34,190	-	-	34,190	8,548	9.73

During the year, the Board resolved to grant options to the following Executives under the Employee Share Option Plan (ESOP):

	Vested Number	Granted Number	Grant Date	Fair value of option at grant date	Exercise price per share	Expiry Date	Date Exercisable
				$	$		
D. Gimesy	50,000	-	28-08-2006	0.17095	0.3562	28-08-2011	28-08-2006
D. Gimesy	-	50,000	28-08-2006	0.17095	0.3562	28-08-2011	01-01-2007
D. Gimesy	-	50,000	28-08-2006	0.17095	0.3562	28-08-2011	01-07-2007
D. Gimesy	-	50,000	28-08-2006	0.17095	0.3562	28-08-2011	01-01-2008
K. Karanikolopoulos	100,000		22-05-2006	0.09055	0.2346	21-05-2011	22-05-2006
K. Karanikolopoulos	-	100,000	22-05-2006	0.09055	0.2346	21-05-2011	01-01-2007
K. Karanikolopoulos	-	100,000	22-05-2006	0.09055	0.2346	21-05-2011	01-07-2007
K. Karanikolopoulos	-	100,000	22-05-2006	0.09055	0.2346	21-05-2011	01-01-2008

Value of options - basis of calculation

A service period was determined as the most appropriate criteria to attach to the options given that Phosphagenics is still in the development phase.

Under Accounting Standards, the Company is required to account for the options over the vesting period at the fair value established at the time of the grant (22 May 2006 and 28 August 2006 respectively).

The fair valuations were calculated using the Black-Scholes method to produce an option value of $0.09055 and $0.17095 per option respectively.

For further details of the options refer to Note 5 in the financial statements.

NON-AUDIT SERVICES

The Directors are satisfied that the provision of non-audit services, during the year, by the auditor (or by another person or firm on the auditor's behalf) is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

Details of amounts paid or payable to the auditor for non-audit services provided during the year by the auditor are outlined in note 6 to the financial statements.

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration is included on page 10 of the financial report.

Annual Financial Report

Directors' Report

>continued

ROUNDING OF AMOUNTS

The Company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the directors' report and the financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

Signed in accordance with a resolution of the Directors made pursuant to s.298(2) of the Corporations Act 2001.

Andrew Lancelot Vizard
Chairman

23 February 2007

Melbourne

TO THE DIRECTORS OF PHOSPHAGENICS LIMITED

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Phosphagenics Limited

In relation to our audit of the financial report of Phosphagenics Limited for the year ended 31 December 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Brumley

Don Brumley
Partner
23 February 2007

Annual Financial Report
Corporate Governance Statement

CORPORATE GOVERNANCE PRACTICES AND CONDUCT

For all listed companies in Australia, there is an Australian Stock Exchange Limited ('ASX') Listing Rule requiring the inclusion, in the Company's annual report, of a statement of the main Corporate Governance practices that have been applied during the reporting period. In March 2003, the ASX issued its Corporate Governance Council's ('Council) best practice recommendations. The Board of Directors has reviewed the recommendations which it endorses and has adopted the principles espoused therein as the basis for the Board Charter on Corporate Governance.

This statement outlines the main Corporate Governance policies that have been applied throughout the financial year, unless otherwise stated. Those practices are dealt with under the following headings:

- Board of Directors and its Committees
- Internal Control Framework and Ethical Standards
- Business Risk
- Role of Shareholders

Board of Directors and its Committees

The Board of Directors is responsible for the overall Governance of the Company inclusive of its strategic development and the direction and the control of operations of the Company. Whilst the Board retains overall responsibility, it has established certain committees to assist in carrying out its responsibilities. Such committees include the Audit, Compliance and Corporate Governance Committee and the Share Allotment Committee.

The Directors in office at the date of this statement, their skills, experience, expertise and period of directorship are detailed in the Directors' Report.

In respect of the attendance at Board and Committee Meetings, shareholders are referred to the table of Meeting Attendance contained on page 5.

Composition of the Board

The Company's Constitution provides for the appointment of a minimum number of Directors of three and up to a maximum of eight. At the date of this report, the Company has six Directors comprising two Executive and four Non-Executive Directors. The Chairman of the Board and the Chairman of the Board's Committees' are Non-Executive Directors.

In December 2005, the Board of Directors undertook a review of the status of each director and reached the opinion that each director apart from Mr. Rosen and Dr Ogru could be classified as a Non-Executive Director. In addition, this assessment has concluded that by the tests set out in the Council's best practice guidelines that Prof. A Vizard, Prof. J.Mills and Mr. Addison qualified as Independent Directors. At that time the remaining director was considered not to be independent for the following reasons:

- Mr M Preston provided consulting services to Vital Health Sciences Pty Ltd and assisted the company in equity capital raisings.

The Constitution does not require a shareholding qualification for Directors.

Board Responsibilities

The responsibility for the operation and administration of the Company is delegated by the Board to the specifically identified outsourced service providers. The Board ensures that this team of service providers is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess their performance.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the Board. The Board has a number of mechanisms in place to ensure this is achieved. In addition to the establishment of specific committees referred in this statement, these mechanisms include the following:

- Implementation of operating plans and budgets by management and Board monitoring of progress against budget - this includes the establishment and monitoring of key performance indicators (both financial and non-financial) for all significant business processes;
- Procedures to allow Directors, in the furtherance of their duties, to seek independent professional advice at the Company's expense;

- The review and approval of acquisitions and disposals of businesses and assets, and the approval of contracts and financing arrangements within defined limits; and
- The appointment of an outsourced service provider, which is responsible for managing the Company's public image and communication with shareholders.

In conjunction with an ongoing review of the Board Charter, the Board will consider its responsibilities and delegated authorities to ensure they comply with best practice corporate governance.

Nomination and Membership

Subject to the provisions of the Company's Constitution, the issues of board composition and selection criteria for Directors are dealt with by the full Board. Accordingly a Nomination and Membership Committee has not been established.

In this area, the Chairman and the Board Members regularly review the performance of the Board to ensure that the Board continues to have the mix of skills and experience necessary for the conduct of the Company's activities.

Whether to fill a vacancy or to expand the Board, the procedures applied by the Board include the selection of a panel of nominees. In compiling the panel of nominees, the Board draws on advice from external consultants.

Terms and conditions of the appointment are communicated to the nominees and include the level of remuneration. Again, the Constitution provides for events whereby Directors may be removed from the Board. Similarly shareholders have the ability to nominate, appoint and remove Directors.

In addition, the Constitution provides for the regular rotation of Directors, which ensures that Directors seek re-election by shareholders at least once every three years.

Given these existing regulatory requirements, Directors are not appointed for a specified term and Directors' continuity of service is in the hands of shareholders.

Independent Professional Advice

Directors, in carrying out their duties as Directors or as members of Board Committees, may, after prior consultation with the Chairman, seek independent professional advice at the expense of the Company. If appropriate, such advice will be available to all directors.

Timely and Balanced Disclosure

Whilst the Board of Directors has not established written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance it does at each meeting of the Board of Directors specifically monitor the Company's activities and disclosures; on average there are between nine and ten Board meetings a year. As noted earlier, the Board of Directors has endorsed the principles of best corporate governance practice as set out by the Council.

Compensation (Remuneration) Committee

In respect of Non-Executive Director remuneration, shareholders on 29 January 2004, in General Meeting, approved an increase in the aggregate sum paid to Non-Executive Directors to $300,000. The level of Directors' fees is reviewed regularly by the full Board following a review by the Chairman in conjunction with input from industry organisations. Accordingly, a Compensation (Remuneration) Committee has not been established. In October 2006, the Board mandated the function of this committee to the Audit, Compliance and Corporate Compliance Committee.

Audit, Compliance and Corporate Governance Committee

This Committee as at the date of this statement comprises three Non-Executive Directors; namely Mr J Addison (Chairman), Prof. A Vizard and Prof. J Mills each of whom is considered to be an Independent Director. The Company's auditors are invited to attend meetings and to participate in Committee discussions. The Company Secretary is the Committee Secretary.

The duties of the Committee include:

- The review of the Audit Programme and all matters relevant to the financial affairs of the Company's activities together with the production of Statutory Financial Reports inclusive of the reports and declarations by Directors.
- To review and advise on procedures in place to record the Company's activities and to ensure the safety of the Company's records and assets.
- To review Internal Control Procedures and the Auditor's Management letter.
- To review the half yearly and yearly reports to the ASX Limited together with a review of the scope and quality of the annual statutory audit and the half-year audit review.
- To monitor Compliance with the provisions of the Corporations Act 2001, Australian Securities and Investment Commission guidelines and practice notes, ASX Listing Rules, taxation requirements and all regulatory bodies.
- Carry out the functions of the Remuneration Committee.

During the year, the Committee considered for the adoption by the Board of Directors an Audit Charter in line with the Council's recommendations.

Share Allotment Committee

Any two Directors will constitute a quorum for this committee, which deals with the allotment of new shares or grant or exercise of options.

Internal Control Framework and Ethical Standards

The Board of Directors seeks to identify the expectations of shareholders as well as other regulatory and ethical expectations and obligations.

These matters are undertaken by the full Board together with the Audit, Compliance and Corporate Governance Committee. In respect of the ethical standards, the full Board regularly discusses the maintenance by the Company of appropriate ethical standards in line with the Council's recommendations.

Guidelines for Trading in Securities

By a resolution of the Board of Directors the following policy has been adopted subject to insider trading laws, continuous disclosure laws and listing rule requirements. The Directors are permitted to deal in securities in which they have a relevant interest without restriction for any period other than the last day in each financial half year until 2 business days after the release to the ASX of the announcement by the Company of its full year or half year results. Directors are required to wait at least 2 business days after the release of any other market sensitive announcement by the Company so that the market has had time to absorb the information. In addition, the Board of Directors has adopted the terms of the Alternative Investments Market (AIM) definition of 'close' period and which come within the terms of the existing Board policy.

Business Risk

The principal activities of the Company are the production, sale and licensing of products for the nutraceutical and pharmaceutical industries.

The main areas of business risk, which are considered on an ongoing basis by the Board of Directors, arise from:

- Failure to develop commercial products from the company's research and development
- Failure to market the company's products
- General economic factors including those affecting interest and exchange rates
- Changes in Corporations and Taxation Laws

Role of Shareholders

The support of the Company's shareholders is essential to the ultimate success and market acceptance of the Company's shares.

Annual Reports are provided to all share and option holders other than those members who have elected not to receive the Report. In addition, the Company has established a website on the Internet which displays much of the above information and invites shareholder feedback - www.phosphagenics.com. The Company has also established an e-mail directory for the direct distribution of announcements made to the ASX.

At the meetings of shareholders, Directors are subject to questioning by shareholders about the Directors' stewardship of the Company's affairs and it is shareholders who ultimately vote upon the financial statements and reports, the election of Directors, appointment of Auditors and any matters of Special Business.

Signed in accordance with a resolution of the Directors.

Andrew Lancelot Vizard
Chairman

23 February 2007
Melbourne

Annual Financial Report
Income Statement

For the year ended 31 December 2006

	Note	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT 2006 $'000	PARENT 2005 $'000
Revenue					
Sale of Goods		371	184	-	-
Income from Government Grants		493	1,292	-	-
Royalties		1,991	1,498	-	-
Total Revenue		2,855	2,974	-	-
Cost of sales		(201)	(6)	-	-
Gross profit		2,654	2,968	-	-
Other income	3(a)	1,148	415	789	339
Employee and Directors benefits expenses		(1,489)	(1,227)	(1,244)	(893)
Occupancy and communications expenses		(456)	(298)	(233)	(250)
Consulting and professional expenses		(1,186)	(1,567)	(963)	(859)
Administration expenses		(606)	(821)	(247)	(695)
Research expenses		(4,754)	(3,074)	(15)	-
Impairment losses	12	-	(3,900)	-	-
Other expenses	3(b)	(1,436)	(989)	(648)	(227)
Loss before income tax expense		(6,125)	(8,493)	(2,561)	(2,585)
Income tax expense	4	-	1,170	-	-
Loss from continuing operations		(6,125)	(7,323)	(2,561)	(2,585)
Loss for the period		(6,125)	(7,323)	(2,561)	(2,585)
Loss attributable to members of the parent entity		(6,125)	(7,323)	(2,561)	(2,585)
Earnings per share:					
Basic (cents per share)	17	(1.12)	(1.45)	(0.47)	(0.51)
Diluted (cents per share)	17	(1.12)	(1.45)	(0.47)	(0.51)

The above Income Statement should be read in conjunction with the accompanying notes.

Balance Sheet

As at 31 December 2006

	Note	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT 2006 $'000	PARENT 2005 $'000
CURRENT ASSETS					
Cash and cash equivalents	23(a)	14,425	13,189	14,277	12,150
Trade and other receivables	7	1,498	1,003	7,752	3,095
Inventories	8	53	66	-	-
Prepayments		50	390	50	81
TOTAL CURRENT ASSETS		16,026	14,648	22,079	15,326
NON-CURRENT ASSETS					
Investment in subsidiary	9	-	-	94,211	94,211
Property, plant and equipment	10	1,023	611	103	90
Goodwill	11	34,261	34,261	-	-
Intangible assets	12	122,184	121,552	-	-
TOTAL NON-CURRENT ASSETS		157,468	156,424	94,314	94,301
TOTAL ASSETS		173,494	171,072	116,393	109,627
CURRENT LIABILITIES					
Trade and other payables	13	1,081	1,623	410	534
Provisions	14	21	38	18	30
Government grants		-	356	-	-
TOTAL CURRENT LIABILITIES		1,102	2,017	428	564
NON-CURRENT LIABILITES					
Deferred tax liability	4	36,918	36,918	-	-
TOTAL NON-CURRENT LIABILITIES		36,918	36,918	-	-
TOTAL LIABILITIES		38,020	38,935	428	564
NET ASSETS		135,474	132,137	115,965	109,063
EQUITY					
Contributed Equity	15	154,608	145,306	154,608	145,306
Reserves	16	28,020	27,859	207	47
Retained earnings		(47,154)	(41,028)	(38,850)	(36,290)
TOTAL EQUITY		135,474	132,137	115,965	109,063

The above balance sheet should be read in conjunction with the accompanying notes

Annual Financial Report
Cash Flow Statement

For the year ended 31 December 2006

	Note	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT 2006 $'000	PARENT 2005 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		1,323	556	209	(28)
Government grants received		145	1,814	-	-
Payments to suppliers and employees		(9,583)	(6,921)	(3,333)	(2,370)
Net cash from/(used in) operating activities	23(b)	(8,115)	(4,551)	(3,124)	(2,398)
CASH FLOWS FROM INVESTING ACTIVITIES					
Interest received		536	333	509	257
Purchase of property, plant and equipment		(489)	(390)	(22)	(21)
Proceeds from disposal of plant and equipment		1	-	1	-
Purchase of other financial assets		-	-	-	-
Acquisition of subsidiary, net of cash acquired		-	-	-	-
Net cash provided by/(used in) investing activities		48	(57)	488	236
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of shares	15	9,300	10,575	9,300	10,575
Proceeds from exercising options		3	-	3	-
Loan to subsidiary		-	-	(4,540)	(3,000)
Net cash flows provided by/(used in) financing activities		9,303	10,575	4,763	7,575
Net increase in cash and cash equivalents		1,236	5,967	2,127	5,413
Cash and cash equivalents at the beginning of period		13,189	7,222	12,150	6,737
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	23(a)	14,425	13,189	14,277	12,150

The above cash flow statement should be read in conjunction with the accompanying notes.

Statement of changes in Equity

	Contributed Equity $'000	Retained Losses $'000	Reserves $'000	Total $'000
CONSOLIDATED				
At 1 January 2005	134,731	(33,705)	27,812	128,838
Loss for the year	-	(7,323)	-	(7,323)
Exercise of options	8	-	-	8
Employee equity settled benefits	-	-	47	47
Issue of share capital	10,567	-	-	10,567
At 31 December 2005	145,306	(41,028)	27,859	132,137
Loss for the year	-	(6,126)	-	(6,126)
Exercise of options	3	-	-	3
Employee equity settled benefits	-	-	161	161
Issue of shares	9,299	-	-	9,299
At 31 December 2006	154,608	(47,154)	28,020	135,474

	Contributed Equity $'000	Retained Losses $'000	Reserves $'000	Total $'000
PARENT				
At 1 January 2005	134,731	(33,705)	-	101,026
Loss for the year	-	(2,585)	-	(2,585)
Exercise of options	8	-	-	8
Issue of share capital	10,567	-	-	10,567
Employee equity settled benefits	-	-	47	47
At 31 December 2005	145,306	(36,290)	47	109,063
Loss for the year	-	(2,560)	-	(2,560)
Exercise of options	3	-	-	3
Employee equity settled benefits	-	-	160	160
Issue of shares	9,299	-	-	9,299
At 31 December 2006	154,608	(38,850)	207	115,965

Annual Financial Report
Notes to the Financial Statements

For the year ended 31 December 2006

1. CORPORATE INFORMATION

The financial report of Phosphagenics Limited for the year ended 31 December 2006 was authorised for issue in accordance with a resolution of the Directors on 23 February 2007.

Phosphagenics Limited is a listed public company, incorporated and operating in Australia.

Registered office
Level 2, 90 William St, Melbourne, Victoria 3000

Employees
The number of employees at 31 December 2006 is 6 (2005:5)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation of the financial report
The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the company under ASIC Class Order 98/100. The Company is an entity to which the class order applies.

(b) Statement of Compliance
Except for the amendments to AASB 101: Presentation of financial Statements, which the Group has early adopted, Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ending 31 December 2006.

These are outlined in the table on the following page.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES >continued

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group.*
AASB 2005-10	Amendments to Australian Accounting Standards (AASB 132,AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038	Amendments arise from the release in August 2005 of AASB 7 Financial Instruments: Disclosures.	1 Jan 07	AASB 7 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements. However, the amendments will result in changes to the financial instruments disclosures included in the Group's financial report.	1 Jan 07
AASB 7	Financial Instruments: Disclosures	New standard replacing disclosure requirements of AASB 132.	1 Jan 07	As above.	1 Jan 07
UIG 7	Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies	Addresses the requirement in AASB 129 for financial statements to be stated in terms of the measuring unit current at the reporting date when reporting in the currency of a hyperinflationary economy.	1 Mar 06	As the Group has no investments in foreign operations operating in hyperinflationary economies, these amendments are not expected to have any impact on the Group's financial report.	1 Jan 07
UIG 8	Scope of AASB 2 Share-based Payment	Clarifies that the scope of AASB 2 includes transactions in which the entity cannot identify specifically some or all of the goods or services received as consideration for the equity instruments of the entity or other share-based payment.	1 May 06	Unless the Group enters into share-based payment arrangements unrelated to employee services in future reporting periods, these amendments are not expected to have any impact on the Group's financial report.	1 Jan 07
UIG 9	Reassessment of Embedded Derivatives	Clarifies that an entity reassess whether an embedded derivative contained in a host contract must be separated from the host and accounted for as a derivative under AASB 139 only when there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required.	1 Jun 06	Unless the Group enters into arrangements containing embedded derivatives in future reporting periods, these amendments are not expected to have any impact on the Group's financial report.	1 Jan 07

* designates the beginning of the applicable annual reporting period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

>continued

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS"). The financial report also complies with International Financial Reporting Standards ("IFRS").

(c) Basis of consolidation

The consolidated financial statements comprise the financial statements of Phosphagenics Limited and its subsidiaries as at 31 December each year ("the Group").

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether a group controls another entity.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Investments in subsidiaries are carried in the parent's balance sheet at cost less any impairment losses.

(d) Segment reporting

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(e) Significant accounting, judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of Goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating unit to which the goodwill is allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in note 11.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes formula taking into account the terms and conditions upon which the instruments were granted, as discussed in note 5.

Long Service Leave Provision

The liability for long service leave is recognised and measured at the present value of the estimated future cash flows to be made in respect of all employees at balance date. In determining the present value of the liability, attrition rates and pay increases through promotion and inflation have been taken into account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES >continued

Significant accounting judgements

Operating lease commitments - Group as lessor

The Group has entered into commercial property leases on its investment property portfolio. The Group has determined that it retains all the significant risks and rewards of ownership of these properties and has thus classified the leases as operating leases.

Impairment of non-financial assets other than goodwill

The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and the particular asset that may lead to impairment. These include product and manufacturing performance, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. This involves value in use calculations, which incorporate a number of key estimates and assumptions.

(f) Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less, that are readily convertible to known amounts of cash and which are subject to an insignificant rate of change in value.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(g) Provisions and employee benefits

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the time value of money and the risks specific to the liability. The increase in the provision resulting from the passage of time is recognised in finance costs.

Employee leave benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave is recognised and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future outflows.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *>continued*

(h) Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. They are not credited directly to shareholders' equity.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual installments.

(i) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period's taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

- Except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- Except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the profit or loss.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES >continued

(j) Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

- Where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as part of operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(k) Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is not amortised.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

(l) Intangible Assets

Acquired both separately and from a business combination

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure was incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *>continued*

amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed each reporting period to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate and is thus accounted for on a prospective basis.

Research and development costs

Research costs are expensed as they are incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project.

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not yet available for use, or more frequently when an indication of impairment arises during the reporting period.

A summary of the policies applied to the Group's intangible assets is as follows:

	Patents and licences
Useful lives	*Finite*
Method of amortisation	*Over legal patent term*
Internally generated/acquired	*Acquired*
Impairment test/recoverable amount testing	*Where an indicator of impairment exists*

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss when the asset is derecognised.

(m) Impairment of non-financial assets other than goodwill

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Non-financial assets other than goodwill that suffered an impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES >continued

(n) Trade and other payables

Trade payables and other payables are carried at amortised costs. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

(o) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received net of issue costs associated with the borrowing. The amounts are unsecured and are usually paid within 30 days of recognition.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Gains and losses are recognised in the profit and loss when the liabilities are derecognised and as well as through the amortisation process.

(p) Share-based payment transactions

The Group provides benefits to key management personnel of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

There is currently one plan in place to provide these benefits:
(i) the Employee Share Option Plan (ESOP), which provides benefits to key management personnel.

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the entity instrument at the date at which they are granted. The fair value is determined by using the Black-Scholes model, further details of which are given in note 5.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Phosphagenics Limited ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share (see note 17).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *>continued*

(q) Leases

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as the lease income.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

(r) Inventories

Inventories are valued at the lower of cost and net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a first in first out basis. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

(s) Trade and other receivables

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

All other receivables are carried at amortised cost.

(t) Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Plant and equipment - over 3 to 20 years

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Disposal

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the profit and loss in the year the item is derecognised.

(u) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods

Revenue from the sale of goods is recognised when the consolidated entity has transferred to the buyer the significant risks and rewards of ownership of the goods and the costs in respect of the transaction can be reliably measured. Risks and rewards are considered passed to the buyer at the time of delivery of the goods to the customer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES >continued

Royalties

Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Interest income

Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset) to the net carrying amount of the financial asset.

(v) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w) Foreign currency translation

Both the functional and presentation currency of Phosphagenics Limited and its Australian subsidiaries is Australian dollars (A$).

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All exchange differences in the consolidated financial report are taken to the profit and loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

3. OTHER REVENUE AND EXPENSES

Payables	CONSOLIDATED		PARENT	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
(a) Other Income				
Rental revenue	83	82	83	82
Other	515	-	185	-
Interest received	550	333	521	257
	1,148	415	789	339
(b) Other Expenses				
Net foreign exchange gains/(losses)	3	(31)	-	(16)
Depreciation	(137)	(58)	(22)	(19)
Amortisation	(22)	(6)	-	-
Operating lease rental expenses	(195)	(129)	(195)	(129)
Employee equity settled benefits	(115)	(47)	(115)	(47)
Advertising	(609)	(514)	-	-
Travel	(328)	(204)	(287)	-
Other	(33)	-	(29)	(16)
	(1,436)	(989)	(648)	(227)

4. INCOME TAXES

	CONSOLIDATED		PARENT	
Major components of income tax expense for the years ended 31 December 2006 and 2005 are:	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Current income tax	-	-	-	-
Deferred income tax				
Relating to origination and reversal of temporary differences	-	(1,170)	-	-
Income tax expense recorded in income statement	-	(1,170)	-	-
The prima facie income tax expense/(benefit) on pre-tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows:				
Accounting (loss) before income tax	(6,125)	(8,493)	(2,561)	(2,585)
Income tax expense calculated at 30% (2005: 30%)	(1,838)	(2,548)	(768)	(776)
Non-deductible expenses	633	1,446	457	-
Unused tax losses and tax offsets not recognised as deferred tax assets	1,648	1,102	632	776
Reversal of temporary differences	-	(1,170)	-	-
Income tax expense reported in income statement	-	(1,170)	-	-
Deferred tax liabilities comprise:				
Fair value adjustments on acquisition	36,918	36,918	-	-
	36,918	36,918	-	-
Unrecognised deferred tax balances				
The following deferred tax assets have not been brought to account as assets:				
Tax losses not recognised	1,648	1,102	632	776
	1,648	1,102	632	776

Tax consolidation

Relevance of tax consolidation to the consolidated entity

The Company and its wholly-owned Australian resident entities have not formed a tax-consolidated group and are therefore taxed as separate entities.

5. SHARE BASED PLANS

Employee share option plan

The Group has an employee share options plan (ESOP) for the granting of non-transferable options to certain Directors and senior executives.

On 22 May 2006, the Board of Directors resolved to grant 400,000 options under the terms of the Employee Share Option Plan (ESOP) to K. Karanikolopoulos. The 5 year options have an exercise price of $0.2346 each and vest in equal tranches at the end of three consecutive six monthly periods.

On 28 August 2006, the Board of Directors resolved to grant 200,000 options under the terms of the Employee Share Option Plan (ESOP) to D. Gimesy. The 5 year options have an exercise price of $0.3562 each and vest in equal tranches at the end of three consecutive six monthly periods.

5. SHARE BASED PLANS >continued

Under Accounting Standards, the Company is required to account for the options over the vesting period at the fair value established at the time of the grant (22 May 2006 and 28 August 2006 respectively).

The fair valuations were calculated using the Black-Scholes method to produce an option value of $0.17095 and $0.09055 per option respectively, to give a weighted average fair value of $0.11735.

The options will lapse if:

(a) Either K. Karanikolopoulos or D. Gimesy ceases to be an employee of the group.

(b) Any vested options are unexercised after Close of Business 21 May 2011 or 27 August 2011, being the fifth anniversary of date of issue.

A service period was determined as the most appropriate criteria to attach to the options given that Phosphagenics is still in the development phase. There are no other service or performance criteria attached to these options.

Other relevant terms and conditions applicable to options granted under the ESOP include:

- The exercise price of the options is based on being 95 per cent of the weighted average of shares traded on the ASX for the 5 days immediately proceeding the day of offer.
- Upon exercise, these options will be settled in ordinary shares of Phosphagenics Limited.
- The fair value of the options are estimated at the date of grant using the Black-Scholes method.

No ESOP options have been exercised in the year to 31 December 2006.

The following share-based payment arrangements were in existence during the period:

Options series	Number	Grant date	Expiry date	Exercise price $	Fair value at grant date $
Dr S N Webb	1,000,000	18-08-05	17-08-10	0.2148	94,850
K. Karanikolopoulos	400,000	22-05-06	21-05-11	0.2346	36,220
D.Gimesy	200,000	28-08-06	27-08-11	0.3562	34,190

The weighted average fair value of the share options granted during the financial year is $114,830 (2005: $47,425). Options were priced using the Black-Scholes method.

Inputs into the model	ESOP	ESOP	ESOP
Grant date share price	$0.24	$0.25	$0.42
Exercise price	$0.2148	$0.2346	$0.3562
Expected volatility	56%	49%	55%
Option life	5 years	5 years	5 years
Dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	5.10%	5.67%	5.61%

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur.

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.

The following table illustrates the number and weighted average exercise prices (WAEP) of share options issued under the ESOP.

	2006		2005	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Balance at beginning of the financial year	3,000,000	0.2148	-	-
Granted during the financial year	600,000	0.2751	3,000,000	0.2148
Forfeited during the financial year	(2,000,000)	0.2148	-	-
Exercised during the financial year (i)	-	-	-	-
Expired during the financial year	-	-	-	-
Balance at end of the financial year (ii)	1,600,000	0.2374	3,000,000	0.2148
Exercisable at end of the financial year	1,150,000	0.2227	500,000	0.2148

(i) Exercised during the financial year

No share options granted under the Employee Share Option Plan were exercised during the financial year.

(ii) Balance at end of the financial year

The share options outstanding at the end of the financial year had exercise prices of $0.2148, $0.2346 and $0.3562 and a remaining contractual life to 17 August 2010, 21 May 2011 and 27 August 2011 respectively.

6. REMUNERATION OF AUDITORS

	CONSOLIDATED		PARENT	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Auditor of the parent entity				
Amounts received or due and receivable:				
Audit or review of the financial report	57,000	60,000	57,000	60,000
Taxation services	48,400	19,500	48,400	19,500
Other non-audit services (assistance with conversion to International Financial Reporting Standards)	20,000	32,000	20,000	32,000
	125,400	111,500	125,400	111,500

The auditor of Phosphagenics Limited is Ernst & Young. The valuation of the Company's intangible assets was conducted by Deloitte.

7. CURRENT TRADE AND OTHER RECEIVABLES

	CONSOLIDATED		PARENT	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Trade receivables (i)	1,254	854	9	2
Provision for doubtful debts	-	-	-	-
	1,254	854	9	2
Interest receivable	32	21	32	21
Loan to subsidiary	-	-	7,605	3,000
Research and development tax offset	308	316	-	-
Provision for non-recovery	(308)	(316)	-	-
Goods and services tax (GST) recoverable	212	127	106	72
Other	-	1	-	-
	1,498	1,003	7,752	3,095

(i) Trade receivables are non-interest bearing and are generally on 45-day terms, the exception being receivables from royalty streams that are receivable at the time specified in the relevant contract.

(ii) Related party receivables - outstanding intercompany loans as at 31 December 2006 are not interest bearing and have no fixed terms of repayment.

(iii) Credit risk and effective interest rates of current receivables are disclosed in notes 2 and 24 respectively.

8. CURRENT INVENTORIES

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
Raw materials:				
At cost	3	1	-	-
Finished goods:				
At cost	50	65	-	-
	53	66	-	-

9. INVESTMENT IN SUBSIDIARY

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
Shares in controlled entities				
Vital Health Sciences Pty Ltd	-	-	94,211	94,211
	-	-	94,211	94,211

10. PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED		PARENT	
	Plant and equipment at cost	Total	Plant and equipment at cost	Total
	$'000	$'000	$'000	$'000
Year ended 31 December 2006				
At 1 January 2006 net of accumulated depreciation and impairment	611	611	90	90
Additions	551	551	36	36
Disposals	(3)	(3)	(3)	(3)
Depreciation charge for the year	(136)	(136)	(20)	(20)
At 31 December 2006, net of accumulated depreciation and impairment	1,023	1,023	103	103
At 31 December 2006				
Cost	1,467	1,467	264	264
Accumulated depreciation and impairment	(444)	(444)	(161)	(161)
Net carrying amount	1,023	1,023	103	103

	CONSOLIDATED		PARENT	
	Plant and equipment at cost	Total	Plant and equipment at cost	Total
	$'000	$'000	$'000	$'000
Year ended 31 December 2005				
At 1 January 2005 net of accumulated depreciation and impairment	279	279	88	88
Additions	390	390	21	21
Depreciation charge for the year	(58)	(58)	(19)	(19)
At 31 December 2005, net of accumulated depreciation and impairment	611	611	90	90
At 31 December 2005				
Cost	935	935	231	231
Accumulated depreciation and impairment	(324)	(324)	(141)	(141)
Net carrying amount	611	611	90	90

11. GOODWILL

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
Gross carrying amount				
Balance at beginning of financial year	34,261	34,261	-	-
Balance at end of financial year	34,261	34,261	-	-
Accumulated impairment losses				
Balance at beginning of financial year	-	-	-	-
Impairment losses for the year	-	-	-	-
Balance at end of financial year	-	-	-	-
Net carrying amount				
At the beginning of the financial year	34,261	34,261	-	-
At the end of the financial year	34,261	34,261	-	-

Allocation of goodwill to cash-generating units

Goodwill has been allocated for impairment testing purposes to 1 individual cash-generating unit, as follows:

Individual cash-generating units
- Vital Health Sciences Pty Ltd

Impairment testing

Goodwill acquired through business combinations has been allocated to one individual cash generating unit for impairment testing - Vital Health Sciences Pty Ltd (VHS). Goodwill is tested for impairment annually.

The recoverable amount has been determined by calculation of the fair value at 31 December 2006, which is defined as the amount at which the asset would change hands between a knowledgeable willing buyer and a knowledgeable willing seller, neither being under a compulsion to buy or sell.

Independent valuers ("Deloitte") were engaged to carry out this valuation at 31 December 2006 and chose to use the discounted cash flow method. They, in cooperation with Phosphagenics' senior management, prepared long term cash flow projections up to and including the year 2014. Key assumptions of these projections included:
- Management opinion on future sales and associated expenses on a product by product basis
- Different residual lifetime of VHS's patents
- Allocation of products' value to underlying patents
- Probability adjustments (ranging from 0.35 to 1.00) to individual cash flows, reflecting various types of risks.

The sensitivity to changes in these assumptions lies in the timing of the cash flows. If the timing of these cash flows is extended beyond the near future it may result in the carrying value of the unit to materially exceed its recoverable amount. The pre-tax discount rate used was between 12% - 13%, based on:
- The required rates of return on listed companies in a similar business
- The indicative rates of return required by suppliers of venture capital
- VHS's current level of financial gearing
- The growth rate used was between 2.5% - 3%

12. INTANGIBLE ASSETS

	CONSOLIDATED Intellectual Property $'000	CONSOLIDATED Development costs $'000	CONSOLIDATED Total $'000	COMPANY Total $'000
Balance at 1 January 2006 net of accumulated amortization and impairment	121,362	190	121,552	-
Additions	-	654	654	-
Provision for impairment	-	-	-	-
Write down of patent costs	-	-	-	-
Amortisation expense	-	(22)	(22)	-
Balance at 31 December 2006 net of accumulated amortisation	121,362	822	122,184	-
At 1 January 2006				
Cost (Gross carrying amount)	121,362	190	121,552	-
Accumulated amortisation and impairment	-	-	-	
Net carrying amount	121,362	190	121,552	-
At 31 December 2006				
Cost (Gross carrying amount)	121,362	996	122,358	-
Accumulated amortisation and impairment	-	(174)	(174)	-
Net carrying amount	121,362	822	122,184	-
Net book value				
As at 31 December 2006	121,362	822	122,184	-

	CONSOLIDATED Intellectual Property $'000	CONSOLIDATED Development costs $'000	CONSOLIDATED Total $'000	COMPANY Total $'000
Balance at 1 January 2005 net of accumulated amortization and impairment	125,262	-	125,262	-
Additions	-	342	342	-
Provision for impairment	(3,900)	-	(3,900)	-
Write down of Patent costs	-	(146)	(146)	-
Amortisation expense	-	(6)	(6)	-
Balance at 31 December 2005 net of accumulated amortisation	121,362	190	121,552	-
At 1 January 2005				
Cost (Gross carrying amount)	125,262	-	125,262	-
Accumulated amortisation and impairment	-	-	-	-
Net carrying amount	125,262	-	125,262	-
At 31 December 2005				
Cost (Gross carrying amount)	125,262	342	125,604	-
Accumulated amortisation and impairment	(3,900)	(152)	(4,052)	-
Net carrying amount	121,362	190	121,552	-
Net book value				
As at 31 December 2005	121,362	190	121,552	-

12. INTANGIBLE ASSETS

>continued

Impairment Testing

Intellectual property acquired through business combinations has been allocated to one individual cash generating unit for impairment testing - Vital Health Sciences Pty Ltd (VHS). Intellectual property represents the fair value of specific product patents acquired by the Company at 31 December 2004. Product patents are deemed to have a finite life and are amortised from the date at which significant revenues are earned, over the remaining patent term.

The intellectual property is tested for impairment where an indicator of impairment arises. The recoverable amount has been determined by calculation of the fair value, which is defined as the amount at which the asset would change hands between a knowledgeable willing buyer and a knowledgeable willing seller, neither being under a compulsion to buy or sell.

Independent valuers (Deloitte) were engaged to carry out this valuation and chose to use the discounted cash flow method. They, in cooperation with Phosphagenics' senior management, prepared long term cash flow projections. Key assumptions of these projections included:

- Management opinion on future sales and associated expenses on a product by product basis
- Different residual lifetime of VHS's patents
- Allocation of products' value to underlying patents
- Probability adjustments (ranging from 0.35 to 1.00) to individual cash flows, reflecting various types of risks

The pre-tax discount rate used was between 12% - 13%, based on:

- The required rates of return on listed companies in a similar business
- The indicative rates of return required by suppliers of venture capital
- VHS's current level of financial gearing

For the year ended 31 December 2006 no impairment charge has been recognised (2005: $3.9 million)

13. TRADE AND OTHER PAYABLES (CURRENT)

	CONSOLIDATED		PARENT	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Trade payables (i)	270	52	41	10
Accrued expenses	322	1,113	73	166
Goods and services tax (GST) payable	280	327	280	327
Other (ii)	209	131	16	31
	1,081	1,623	410	534

(i) No interest is charged on the trade payables for the first 60 days from the date of the invoice. Thereafter, interest is charged on the outstanding balance. The consolidated entity has financial risk management policies in place to ensure that all payables are paid within the credit timeframe.

(ii) Other payables are non-trade payables, are non-interest bearing and have an average term of 6 months.

(iii) There were no related party payables at 31 December 2006.

(iv) Information regarding the effective interest rate risk of current payables is set out in note 24.

14. PROVISIONS (CURRENT)

	CONSOLIDATED		PARENT	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Employee benefits	21	38	18	30
	21	38	18	30

15. ISSUED CAPITAL

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
580,105,848 fully paid ordinary shares (2005: 546,758,476)	154,608	145,306	154,608	145,306
	154,608	145,306	154,608	145,306

CONSOLIDATED	2006		2005	
	No. '000	$'000	No. '000	$'000
Fully paid ordinary shares				
Balance at beginning of financial year	546,758	145,306	499,834	134,731
Issue of shares - cash	33,333	10,000	46,875	11,234
Exercise of options	14	2	49	10
Exchange differences on overseas capital raising	-	-	-	16
Capital raising costs	-	(700)	-	(685)
Balance at end of financial year	580,105	154,608	546,758	145,306

PARENT	2006		2005	
	No. '000	$'000	No. '000	$'000
Fully paid ordinary shares				
Balance at beginning of financial year	546,758	145,306	499,834	134,731
Issue of shares - cash	33,333	10,000	46,875	11,234
Exercise of options	14	2	49	10
Exchange differences on overseas capital raising	-	-	-	16
Capital raising costs	-	(700)	-	(685)
Balance at end of financial year	580,105	154,608	546,758	145,306

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

During January 2007, the Company allotted a further 23,332,933 shares at 30 cents each, raising $7,000,000 exclusive of capital raising costs by:

(a) The allotment of 18,390,933 shares through the Share Purchase Plan
(b) Placement of an additional 4,942,000 shares

Share options

As at close of business on 31 December 2006, there were a total of 59,632,673 unexercised POHOB options held on the market as well as 1,600,000 unexercised options issued under the Employee Share Option Plan (ESOP) and 500,000 POHAK options.

POHOB and POHAK share options carry no rights to dividends and no voting rights. Further details of the ESOP are contained in note 5 to the financial statements.

16. RESERVES

	CONSOLIDATED		PARENT	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Asset revaluation	27,812	27,812	-	-
Employee equity-settled benefits	162	47	162	47
Other equity-settled benefits	46	-	45	-
	28,020	27,859	208	47
Asset revaluation reserve				
Balance at beginning of financial year	27,812	-	-	-
Revaluation increments/(decrements)	-	39,732	-	-
Deferred tax liability arising on revaluation	-	(11,920)	-	-
Balance at end of financial year	27,812	27,812	-	-

The increment to this reserve relates to the acquisition of Vital Health Sciences Pty Ltd and determines the fair value of the intellectual property acquired.

Employee equity-settled benefits reserve				
Balance at beginning of financial year	47	-	47	-
Share based payment	115	47	115	47
Balance at end of financial year	162	47	162	47

The employee share option and share plan reserve is used to record the value of equity benefits provided to employees and directors as part of their remuneration. For further details refer to Note 5 in the Financial Statements.

Other equity-settled benefits reserve				
Balance at beginning of financial year	-	-	-	-
Share based payment	47	-	47	-
Balance at end of financial year	47	-	47	-

The other equity-settled benefits reserve is used to record the value of equity benefits provided to suppliers as part of their remuneration.

17. EARNINGS PER SHARE

	CONSOLIDATED	
	2006 Cents per share	2005 Cents per share
Basic earnings per share:		
From continuing operations	(1.12)	(1.45)
Diluted earnings per share:		
From continuing operations	(1.12)	(1.45)

Basic earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

17. EARNINGS PER SHARE *>continued*

Diluted earnings per share

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary shareholders (after deducting interest on the convertible redeemable preference shares) by the weighted average number of ordinary shares outstanding during the year (adjusted for the effects of dilutive options and dilutive convertible non-cumulative redeemable preference shares). Options granted to employees (including key management personnel) are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent they are dilutive. These options have not been included in the determination of basic earnings per share.

The following reflects the income and share data used in the total operations basic and diluted earnings per share computations:

	CONSOLIDATED	
	2006	2005
	$'000	$'000
Earnings from continuing operations	(6,125)	(7,323)

	CONSOLIDATED	
	2006	2005
	No.'000	No.'000
Weighted average number of ordinary shares for the purposes of basic earnings per share	547,860	503,978

18. COMMITMENTS FOR EXPENDITURE

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
Operating leases				
Leasing arrangements				
Non-cancellable operating leases relate to the rent of office accommodation.	-	-	-	-
Non-cancellable operating lease payments				
Not longer than 1 year	163	101	163	101
Longer than 1 year and not longer than 5 years	107	-	107	-
Longer than 5 years	-	-	-	-
Total minimum lease payments	270	101	270	101

19. SEGMENT INFORMATION

Products and services within each business segment

For management purposes, the consolidated entity is organised into 2 major operating divisions - Nutraceuticals and Pharmaceuticals. These divisions are the basis on which the consolidated entity reports its primary segment information. The principal products and services of each of these divisions are as follows:

Licensing of dietary supplements, production and sale of products for the personal care industry.

Licensing of pharmaceuticals and transdermal technologies.

Annual Financial Report
Notes to the Financial Statements

For the year ended 31 December 2006

19. SEGMENT INFORMATION *>continued*

The following tables represent revenue and profit information and certain asset and liability information regarding business segments for the years ended 31 December 2006 and 2005.

Segment revenues	External sales		Inter-segment (i)		Other		Total	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Nutraceuticals	2,531	1,682	-	-	-	-	2,531	1,682
Pharmaceuticals	839	1,292	-	-	-	-	839	1,292
Total of all segments							3,370	2,974
Unallocated							633	415
Consolidated							4,003	3,389

Segment result	2006 $'000	2005 $'000
Nutraceuticals	1,080	143
Pharmaceuticals	(4,056)	(2,165)
Unallocated	(3,149)	(6,471)
Profit before income tax expense	(6,125)	(8,493)
Income tax expense	-	1,170
Profit for the period	(6,125)	(7,323)

Segment assets and liabilities	Assets		Liabilities	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Nutraceuticals	1,340	111	298	6
Pharmaceuticals	334	12	-	-
Total of all segments	1,674	123	298	6
Unallocated	171,820	170,949	38,891	38,929
Consolidated	173,494	171,072	39,189	38,935

Other segment information	Depreciation and amortisation of segment assets		Research expenses	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Nutraceuticals	82	12	221	287
Pharmaceuticals	24	1	4,614	2,787

Geographical segments

The consolidated entity's two divisions operate in 1 principal geographical area - the U.S.A.

20. KEY MANAGEMENT PERSONNEL

(a) Details of key management personnel

Addison, J L	Independent Director (Non-Executive)
Mills, J	Independent Director (Non-Executive)
Ogru, E	Director (Executive)
Pattison, I G	Chief Operating Officer (resigned 30 June 2006)
Preston, M D	Director (Non-Executive)
Rosen, H	Managing Director (Executive)
Vizard, A L	Chairman (Non-Executive)
Butler, B R	Vice President - Nutraceuticals
Chilton, M	Financial Controller
Karanikolopoulos, K	Vice President - Business Development (Pharmaceuticals)
Gimesy, D	Vice President - Business Development (Nutraceuticals) & Corporate Communication
Webb, S N	Director - Vital Health Services Pty Ltd (resigned 30 June 2006)
West, S M	Director - Vital Health Services Pty Ltd

(b) Remuneration of key management personnel

(i) Remuneration Policy

The Company's policy for determining the nature and amounts of emoluments of Non-Executive Directors, Executive Directors and senior management is as follows:-

The Board is responsible for making recommendations on remuneration policies and packages. The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities; and that remuneration is competitive in attracting, retaining and motivating people of the highest quality.

Remuneration packages contain the following key elements:
- Salary and fees
- Superannuation
- Options issued under the Company's Employee Share Option Plan

Apart from termination benefits which accrue under statute (such as unpaid annual leave, long service leave and superannuation benefits), there are no retirement benefits. The Company pays superannuation at the required superannuation guarantee rate and salary sacrificed contributions into an accumulated benefit type fund and therefore there are no future liabilities in respect of these payments.

The aggregate remuneration paid to Non-Executive Directors is capped at the level approved by shareholders for this purpose. Non-Executive Directors' remuneration reflects the additional committees that they may serve on from time to time. There are no termination benefits for Non-Executive Directors.

Remuneration is reviewed annually by the Board of Directors. The process consists of a review of companywide, business unit and individual performance, relevant comparative remuneration in the market and internally, and where appropriate, external advice on policies and practices. The Company Secretary is an external consultant to the Company. Their fees are charged on normal commercial terms.

20. KEY MANAGEMENT PERSONNEL

>continued

(ii) Remuneration of key management personnel

The following table discloses the remuneration of the directors of the Company:

	Short - Term	Post-Employment	Share Based Payment	Total	% Performance Related
	Salary & fees	Superannuation	Options		
2006	$	$	$	$	
Pattison, I G	239,679	10,321	-	250,000	-
Rosen, H	170,000	12,150	-	182,150	-
Ogru, E	170,000	-	-	170,000	-
Vizard, A L	69,725	6,275	-	76,000	-
Preston, M D	118,405	-	-	118,405	-
Mills, J	13,333	38,000	-	51,333	-
Addison, J L	34,862	3,138	-	38,000	-

	Short - Term	Post-Employment	Share Based Payment	Total	% Performance Related
	Salary & fees	Superannuation	Options		
2005	$	$	$	$	
Pattison, I G	229,358	20,642	-	250,000	-
Rosen, H	169,000	8,910	-	177,910	-
Vizard, A L	68,104	6,129	-	74,233	-
Ogru, E	125,000	-	-	125,000	-
Preston, M D	58,681	-	-	58,681	-
Mills, J	22,385	12,915	-	35,300	-
Addison, J L	32,385	2,915	-	35,300	-

The following table discloses the remuneration of the executives of the Company and group executives of the consolidated entity:

	Short - Term	Post-Employment	Share Based Payment	Total	% Performance Related
	Salary & fees	Superannuation	Options		
2006	$	$	$	$	
Butler, B R	45,114	90,500	-	135,614	-
Webb, S N	52,345	-	47,425	99,770	-
Chilton, M	106,000	9,360	-	115,360	-
West, S M	100,000	-	-	100,000	-
Gimesy, D	56,813	22,553	8,548	87,914	-
Karanikolopoulos, K	101,835	9,165	9,055	120,055	-

20. KEY MANAGEMENT PERSONNEL >continued

	Short - Term	Post - Employment	Share Based Payment	Total	% Performance Related
	Salary & fees	Superannuation	Options		
2005	$	$	$	$	
Butler, B R	73,991	96,000	-	169,991	-
Chilton, M	100,000	9,000	-	109,000	-
Webb, S N	115,939	-	47,425	163,364	-
Karanikolopoulos, K	84,098	7,569	-	91,667	-
West, S M	100,000	-	-	100,000	-

	2006		2005	
Aggregates	Consolidated	Parent	Consolidated	Parent
	$	$	$	$
Short-Term	1,278,111	1,278,111	1,178,941	1,178,941
Post-Employment	201,462	201,462	164,080	164,080
Share Based Payment	65,028	65,028	47,425	47,425
	1,544,601	1,544,601	1,390,446	1,390,446

(c) Option holdings of key management personnel

Executive share options of Phosphagenics

	Bal @ 1/1/06	Granted as remu-neration	Options Exercised	Net other change	Bal @ 31/12/06	Total	Exercisable	Not Exercisable
	No.	No.		No.	No.	No.	No.	No.
Directors								
Addison, J.L	-	-	-	-	-	-	-	-
Mills, J	-	-	-	-	-	-	-	-
Ogru, E	-	-	-	-	-	-	-	-
Pattison, I.G	350,000	-	-	(350,000)	-	-	-	-
Preston, M.D	-	-	-	-	-	-	-	-
Rosen, H	5,050,000	-	-	-	5,050,000	5,050,000	5,050,000	-
Vizard, A.L	1,200,000	-	-	-	1,200,000	1,200,000	1,200,000	-
Executives								
Butler, B.R	-	-	-	-	-	-	-	-
Chilton, M	200,000	-	-	-	200,000	200,000	200,000	-
Karanikolopoulos, K	-	400,000	-	-	400,000	400,000	100,000	300,000
Gimesy, D	-	200,000	-	-	200,000	200,000	50,000	150,000
Webb, S.N	3,000,000	-	-	(3,000,000)	-	-	-	-
West, S.M	2,675,000	-	-	-	2,675,000	2,675,000	2,675,000	-
	12,475,000	600,000	-	(3,350,000)	9,725,000	9,725,000	9,275,000	450,000

20. KEY MANAGEMENT PERSONNEL

>continued

Executive share options of Phosphagenics

	Bal @ 1/1/05 No.	Granted as remuneration No.	Options Exercised	Net other change No.	Bal @ 31/12/05 No.	Total No.	Exercisable No.	Not Exercisable No.
Directors								
Addison, J.L	-	-	-	-	-	-	-	-
Mills, J	-	-	-	-	-	-	-	-
Ogru, E	-	-	-	-	-	-	-	-
Pattison, I.G	350,000	-	-	-	350,000	350,000	350,000	-
Preston, M.D	-	-	-	-	-	-	-	-
Rosen, H	5,050,000	-	-	-	5,050,000	5,050,000	5,050,000	-
Vizard, A.L	1,200,000	-	-	-	1,200,000	1,200,000	1,200,000	-
Executives								
Butler, B.R	-	-	-	-	-	-	-	-
Chilton, M	200,000	-	-	-	200,000	200,000	200,000	-
Karanikolopoulos, K	-	-	-	-	-	-	-	-
Webb, S.N	-	3,000,000	-	-	3,000,000	3,000,000	500,000	2,500,000
West, S.M	2,675,000	-	-	-	2,675,000	2,675,000	2,675,000	-
	9,475,000	3,000,000	-	-	12,475,000	12,475,000	9,975,000	2,500,000

All Phosphagenics Limited share options issued to Ms.K Karanikolopoulos and Mr. D. Gimesy during the financial year were made in accordance with the provisions of the Employee Share Option Plan (ESOP). Options held by other Directors (except S.Webb) were acquired as part of the original subscriptions for shares in Phosphagenics in 1999. During the financial year, no options were exercised by specified Directors and executives for ordinary shares in Phosphagenics Limited. No amounts remain unpaid on the options exercised during the financial year at year end.

Further details of the Employee Share Option Plan and of share options granted during the financial year is contained in note 5 to the financial statements.

(d) Shareholdings of key management personnel

Fully paid ordinary shares of Phosphagenics Limited

	Balance @ 1/1/06 No.	Granted as remuneration No.	Received on exercise of options No.	Net other change No.	Balance @ 31/12/06 No.
Addison, J.L	4,000	-	-	-	4,000
Mills, J	167,667	-	-	58,000	225,667
Ogru, E	2,711,610	-	-	3,000,000	5,711,610
Pattison, I.G	427,667	-	-	(427,667)	-
Preston, M.D	2,372,659	-	-	-	2,372,659
Rosen, H	64,080,143	-	-	11,120,994	75,201,137
Vizard, A.L	123,411	-	-	-	123,411
Butler, B.R	7,686,406	-	-	(1,000,000)	6,686,406
Chilton, M	150,000	-	-	-	150,000
Karanikolopoulos, K	4,200	-	-	(4,200)	-
Gimesy, D	-	-	-	100,000	100,000
Webb, S.N	20,000	-	-	-	20,000
West, S.M	59,171,143	-	-	(6,182,000)	52,989,143
	136,918,906	-	-	6,665,127	143,584,033

20. KEY MANAGEMENT PERSONNEL >continued

Fully paid ordinary shares of Phosphagenics Limited

	Balance @ 1/1/05	Granted as remuneration	Received on exercise of options	Net other change	Balance @ 31/12/05
	No.	No.	No.	No.	No.
Addison, J.L	4,000	-	-	-	4,000
Mills, J	107,667	-	-	60,000	167,667
Ogru, E	2,711,610	-	-	-	2,711,610
Pattison, I.G	367,667	-	-	60,000	427,667
Preston, M.D	2,372,659	-	-	-	2,372,659
Rosen, H	64,030,143	-	-	50,000	64,080,143
Vizard, A.L	123,411	-	-	-	123,411
Butler, B.R	7,626,406	-	-	60,000	7,686,406
Chilton, M	150,000	-	-	-	150,000
Karanikolopoulos, K	-	-	-	4,200	4,200
Webb, S.N	20,000	-	-	-	20,000
West, S.M	59,171,143	-	-	-	59,171,143
	136,684,706	-	-	234,200	136,918,906

21. RELATED PARTY DISCLOSURE

The consolidated financial statements include the financial statements of Phosphagenics Limited and the subsidiaries listed in the following table.

Name	Country of Incorporation	% Equity Interest 2006	% Equity Interest 2005	Investment $'000 2006	Investment $'000 2005
Vital Health Sciences Pty Ltd	Australia	100	100	94,211	94,211
Preform Technologies Pty Ltd	Australia	100	100	-	-
Adoil Pty Ltd	Australia	100	100	-	-

	Consolidated 2006 $'000	Consolidated 2005 $'000
(a) Other transactions with key management personnel		
The profit from operations includes no items of revenue and expense that resulted from transactions other than remuneration or equity holdings, with specified directors or their personally-related entities:	-	-

(b) Transactions with other related parties

Other related parties include:

- Subsidiaries;

During the year, Vital Health Sciences Pty Ltd borrowed $4,605,582 from Phosphagenics Limited. No part of these funds has been repaid. There are no terms and conditions attached to this loan.

No amounts were provided for doubtful debts relating to debts due from related parties at reporting date (2005: Nil).

Transactions involving the parent entity

During the financial year, Phosphagenics Limited loaned a further $4,605,582 (2005: $3,000,000) to its wholly-owned subsidiary for its working capital requirements for the current period. There are no terms and conditions attached to the repayment of this receivable.

(c) Parent entities

The parent entity in the consolidated entity is Phosphagenics Limited.

22. SUBSEQUENT EVENTS

During January 2007, the Company allotted a further 23,332,933 shares at 30 cents each, raising $7,000,000 exclusive of capital raising costs by :

(a) The allotment of 18,390,933 shares through the Share Purchase Plan
(b) Placement of an additional 4,942,000 shares

23. NOTES TO THE CASH FLOW STATEMENT

	Note	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT 2006 $'000	PARENT 2005 $'000
(a) Reconciliation of cash and cash equivalents					
For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:					
Cash at Bank		425	3,189	277	2,150
Short Term Deposits		14,000	10,000	14,000	10,000
		14,425	13,189	14,277	12,150
(b) Reconciliation of profit for the period to net cash flows from operating activities					
Net Profit		(6,125)	(8,493)	(2,561)	(2,585)
Adjustments for:					
Depreciation and amortisation of non-current assets		159	64	22	19
Capitalization of development expenses		(654)	(196)	-	-
Impairment losses		-	3,900	-	-
Interest received		(550)	(333)	(521)	(257)
Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses:					
(Increase)/decrease in assets:					
Trade receivables and other receivables		(495)	(936)	(51)	(74)
Inventories		13	(59)	-	-
Prepayments		340	250	31	(36)
Increase/(decrease) in liabilities:					
Trade payables and other payables		(710)	876	(310)	519
Government grants		(356)	356	-	-
Provisions		263	20	268	16
Net cash from/(used in) operating activities		(8,115)	(4,551)	(3,122)	(2,398)

24. FINANCIAL INSTRUMENTS

(a) Financial risk management objectives

The Group's principal financial instruments comprise of cash and short-term deposits.

The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates.

The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

(b) Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

(c) Foreign currency risk management

The Group has transactional currency exposures principally due to its operations in the United States. Such exposure arises from sales or purchases by an operating unit in currencies other than the unit's measurement currency, principally US dollars. The Group manage this exposure through the use of a USD bank account.

(d) Interest rate risk management

The consolidated entity is only exposed to interest rate risk in the area of cash at bank as it has no borrowings. The interest rate risk surrounding cash at bank is minimal.

(e) Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. The group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The consolidated entity exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded are spread amongst approved counterparties. The consolidated entity measures credit risk on a fair value basis.

The consolidated entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the consolidated entity's maximum exposure to credit risk without taking account of the value of any collateral obtained.

(f) Liquidity risk management

The consolidated entity manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

(g) Fair value of financial instruments

The Directors consider that the carrying amount of financial assets and financial liabilities recorded in the financial statements approximates to their fair values (2005: net fair value).

24. FINANCIAL INSTRUMENTS *>continued*

The fair values and net fair values of financial assets and financial liabilities are determined as follows:

- The fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices;
- The fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

Transaction costs are included in the determination of net fair value.

PARENT

Interest rate risk
The following table sets out the carrying amount, by maturity, of the financial instruments that are exposed to interest rate risk.

CONSOLIDATED	<1 year	>1<2 years	>2<3 years	>3<4 years	>4<5 years	>5 years	Total	Weighted Average Effective Interest Rate %
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	
Floating Rate								
Cash and cash equivalents	14,425	-	-	-	-	-	14,425	6.0
	14,425	-	-	-	-	-	14,425	6.0

	<1 year	>1<2 years	>2<3 years	>3<4 years	>4<5 years	>5 years	Total	Weighted Average Effective Interest Rate %
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	
Floating Rate								
Cash and cash equivalents	13,189	-	-	-	-	-	13,189	5.6
	13,189	-	-	-	-	-	13,189	5.6

PARENT	<1 year	>1<2 years	>2<3 years	>3<4 years	>4<5 years	>5 years	Total	Weighted Average Effective Interest Rate %
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	
Floating Rate								
Cash and cash equivalents	14,277	-	-	-	-	-	14,277	6.0
	14,277	-	-	-	-	-	14,277	6.0

24. FINANCIAL INSTRUMENTS >continued

	<1 year	>1<2 years	>2<3 years	>3<4 years	>4<5 years	>5 years	Total	Weighted Average Effective Interest Rate %
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	
Floating Rate								
Cash and cash equivalents	12,150	-	-	-	-	-	12,150	5.6
	12,150	-	-	-	-	-	12,150	5.6

Independent Auditors Report

As at year ended 31 December 2006

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent audit report to members of Phosphagenics Ltd

Scope

The financial report and directors responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for Phosphagenics Ltd (the company) and the consolidated entity, for the year ended 31 December 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

ERNST & YOUNG 2

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion
In our opinion:

1. the financial report of Phosphagenics Ltd is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Phosphagenics Ltd and the consolidated entity at 31 December 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Don Brumley
Partner
Melbourne
23 February 2007

Directors' Declaration

As at year ended 31 December 2006

The Directors declare that:

(a) In the Directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable;

(b) In the Directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity; and

(c) The Directors have been given the declarations required by s.295A of the Corporations Act 2001.

At the date of this declaration, the Company is within the class of companies affected by ASIC Class Order 98/1418. The nature of the deed of cross guarantee is such that each company which is party to the deed guarantees to each creditor payment in full of any debt in accordance with the deed of cross guarantee.

In the Directors' opinion, there are reasonable grounds to believe that the Company and the companies to which the ASIC Class Order applies, as detailed in note 21 to the financial statements will, as a group, be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee.

Signed in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Board

Andrew Lancelot Vizard
Chairman

23 February 2007

Melbourne

Additional Shareholder Information

ASX Listing Rule 4.10. as at 19 March 2007

SHARES :

Twenty Largest Holdings : Ordinary Fully Paid Shares:	As at 19/3/07	% Issued Options	Ranking
Paroha Nominees Pty Ltd	61,367,143	10.17%	1
HSBC Custody Nominees(Australia) Limited	57,837,301	9.58%	2
Jogra Nominees Pty Ltd	49,864,658	8.26%	3
ANZ Nominees Limited<Cash Income A/C>	39,145,341	6.49%	4
H Snook Pty Ltd	31,039,529	5.14%	5
Westpac Custodian Nominees limited	28,168,237	4.67%	6
Computershare Company Nominees Limited	22,446,479	3.72%	7
Zahavette Pty Ltd	15,047,372	2.49%	8
Glencan Pty Ltd	11,120,994	1.84%	9
HSBC Custody Nominees(Australia) Limited - GSCO ECSA	8,861,688	1.47%	10
Bruce Robert Butler	6,626,406	1.10%	11
Dalsey Pty Ltd<The Dalsey Super Funf A/C>	6,377,323	1.06%	12
Decoland Holdings Pty Ltd	5,818,454	0.96%	13
Dr Esra Ogru	5,711,610	0.95%	14
Ernest Szoke	5,084,270	0.84%	15
Rijem Pty Ltd	4,902,567	0.81%	16
David Segal	4,581,666	0.76%	17
Herbert Kozlov	4,236,892	0.70%	18
Paradyce Pty Ltd	4,067,423	0.67%	19
Alexander William Pattison	3,813,202	0.63%	20
Sub-Total - Top 20 Holders	376,118,555	62.33%	
- Other Holders	227,320,626	37.67%	
TOTAL ISSUED SHARES	603,439,181	100.00%	

VOTING RIGHTS

Shares : One vote per share.

RANGE OF SHAREHOLDERS 19/3/07

Range	Holders	Units	%
1-1000	331	109,335	0.02%
1001-5000	1,115	3,504,304	0.60%
5001-10000	882	7,166,050	1.23%
10001-100000	2,351	77,132,176	13.28%
100001-OVER	389	493,097,503	84.87%
	5,068	581,009,368	100.00%

MARKETABLE PARCELS - SHARES

Holdings that are less than a marketable parcel of the Company's ordinary fully paid shares as at 19 March 2007 at a closing price of A$0.27 a share, consisted of a total of 516 holders each holding a parcel of less than 1,852 shares and covering an aggregate of 388,359 shares.

BUY-BACK

The Company has not undertaken any share buy-back plans during or since the year ended 31 December 2006.

Additional Shareholder Information

ASX Listing Rule 4.10. as at 19 March 2007

SUBSTANTIAL SHAREHOLDINGS

The following Substantial Shareholdings('SSH') have been declared to the Company :

Holder	Declaration & Entitlement to		Date of SSH	Form No.
	%	No. securities	Notice	
Orbis Global Equity Fund Ltd	14.18	82,233,371	19.12.2006	604
Harry Rosen	12.46	75,201,137	07.02.2007	604
Simon M West	8.33	50,242,658	07.02.2007	604
Harvey Snook	5.82	31,839,529	23.03.2006	604

BROKING COMMISSIONS

Not applicable.

OPTIONS (EXERCISE PRICE 20 CENTS EACH)

Twenty Largest Holdings : Expiring 7 June 2009	As at 19/3/07	% Issued Options	Ranking
Mark Kerr	5,737,500	9.62%	1
Berkeley Consultants Pty Ltd	4,397,500	7.37%	2
Peter Laurence Smith	4,360,000	7.31%	3
ANZ Nominees Limited<Cash Income A/C>	3,517,212	5.90%	4
Harry Rosen	2,675,000	4.49%	5
Simon M West	2,675,000	4.49%	6
Ross & Gina Copeland	2,036,563	3.42%	7
Chase Pacifics Fund Inc	2,000,000	3.35%	8
Paroha Nominees Pty Ltd	1,250,000	2.10%	9
Ross & Gina Copeland	1,224,736	2.05%	10
Noarlunga Nominees Pty Ltd	1,201,000	2.01%	11
Andrew L Vizard	1,200,000	2.01%	12
Ferndale Worldwide Limited	1,200,000	2.01%	13
Harvey Snook	1,125,000	1.89%	14
Paroha Nominees Pty Ltd<Superannuation Fund A/C>	1,125,000	1.89%	15
Rijem Nominees Pty Ltd	1,110,625	1.86%	16
Russell Smith	760,815	1.28%	17
Zahavette Pty Ltd <The Goldberg Super A/C>	589,014	0.99%	18
Robert Leslie Stevenson	525,000	0.88%	19
Gameday Enterprises Pty Ltd	500,000	0.84%	20
Sub-Total - 20 Largest Holders	39,209,965	65.75%	
Other Holders	20,422,708	34.25%	
TOTAL ISSUED AND UNEXERCISED OPTIONS 19 MARCH 2007	59,632,673	100.00%	

VOTING RIGHTS

Options carry no voting rights.

Additional Shareholder Information

ASX Listing Rule 4.10. as at 19 March 2007

RANGE OF OPTION HOLDERS 19/3/07

Range	Holders	Units	%
1-1000	91	39,822	0.07%
1001-5000	386	1,105,629	1.85%
5001-10000	179	1,344,028	2.25%
10001-100000	209	7,180,519	12.04%
100001-OVER	63	49,962,675	83.78%
	928	59,632,673	100.00%

MARKETABLE PARCELS - OPTIONS

Not applicable as options are not the Company's main security.

OPTIONS - EXERCISE DATES

Each option may be exercised on the first day on which ADI's (as defined in the Banking Act 1959) are open for business in Melbourne, Victoria (excluding Saturdays and Sundays) in any month in which the option is granted to the date of its expiry inclusive or during the period of at least 7 business days before the record date for determining participation in any bonus and/or cash issues. Optionholders are referred to the terms and conditions of the June 2009 options for additional information.

RESTRICTED SECURITIES/ UNQUOTED SECURITIES

As at the date of this Report restricted unquoted secirites are :

Employee Share Option Plan ("PLAN")

In May and August 2006 the Company granted under the terms & conditions of the PLAN a total of 2.8 million options with expiry dates in 2011 and exercise prices as noted. The options may be exercised at any time before the stated expiry date after they have become fully vested. The options were granted on the basis of four equal tranches of which the first tranche of options vested upon grant and thereafter in equal tranches at six monthly intervals. As at the date of this Report a total of 2.4 million options have vested and none have been exercised.

Range of and Largest Holdings :	Expiring	Exercise Price	Granted	Lapsed	Non-vested	Vested	Unexercised	% Issued Options	Ranking
Webb, S N	18-08-2010	21.48 cents	3,000,000	2,000,000	-	1,000,000	1,000,000	26.32	1
Gavin, P - Grant	22-05-2011	23.46 cents	400,000	-	200,000	200,000	400,000	10.53	2
Gianello, R - Grant	22-05-2011	23.46 cents	400,000	-	200,000	200,000	400,000	10.53	3
Karanikopoulos, K - Grant	22-05-2011	23.46 cents	400,000	-	200,000	200,000	400,000	10.53	4
Libinaki, R - Grant	22-05-2011	23.46 cents	400,000	-	200,000	200,000	400,000	10.53	5
Geytenbeek, S - Grant	22-05-2011	23.46 cents	200,000	-	100,000	100,000	200,000	5.26	6
Gimesy, D P - Grant	28-08-2011	35.62 cents	200,000	-	100,000	100,000	200,000	5.26	7
Griffey, A - Grant	22-05-2011	23.46 cents	200,000	-	100,000	100,000	200,000	5.26	8
Keah, Hooi-Hong - Grant	22-05-2011	23.46 cents	200,000	-	100,000	100,000	200,000	5.26	9
Sandanayake, S - Grant	22-05-2011	23.46 cents	200,000	-	100,000	100,000	200,000	5.26	10
Warnock, H - Grant	22-05-2011	23.46 cents	200,000	-	100,000	100,000	200,000	5.26	11
			5,800,000	2,000,000	1,400,000	2,400,000	3,800,000	100.00	

Other Options

In May 2006 the Company granted 500,000 options to USA company S J Bayern & Co, Inc pursuant to a consulting agreement. The options are now fully vested and may be exercised at any time up to and including 22 May 2011 at an exercise price of 24.0 cents an option.

S J Bayern & Co. Inc	22-05-2011	24.00 cents	500,000	-	-	500,000	500,000	100.00	1

VOTING RIGHTS

The Restricted / unquoted options carry no voting rights.

Notes

Notes

Notes

"Delivering More"

01 May 2007

PHOSPHAGENICS

The Manager
Company Announcements Office
ASX Limited

Dear Sir

re: Phosphagenics to commence insulin clinical trial in May

Attached for release to the market is an announcement advising that Phosphagenics Limited ("Phosphagenics") (ASX: POH) (AIM: PSG) (ADR/OTC: PPGNY) has received ethics approval for a Phase Ib clinical trial of its transdermal insulin product, TPM-02/Insulin. This trail is planned to commence in May 2007.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
asx/insulin 01 05 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: +61 3 9605 5900 Facsimile: +61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

01 May 2007

PHOSPHAGENICS

ASX Announcement

Phosphagenics to commence insulin clinical trial in May

Melbourne, Australia, 01 May 2007: Phosphagenics Limited (ASX: POH) (AIM: PSG) (ADR/OTC: PPGNY) announced today that ethics approval has been obtained for a Phase Ib clinical trial of its transdermal insulin product, TPM-02/Insulin, which contains long-acting insulin. The trial is planned to commence in May 2007.

TPM-02/Insulin gel is being developed as a novel "needle-free" way of administering insulin to patients with diabetes. Following the successful completion of the Phase Ia study using short acting insulin and the recent advancements in the patented TPM-02 delivery system, this trial will assess Phosphagenics' optimised formulation of a long-acting insulin, which is significantly cheaper, provides basal levels of insulin in humans and is commercially very attractive.

Dr Esra Ogru, Executive Director at Phosphagenics, said: "In August last year, our Phase Ia study demonstrated that a single application of TPM-02/Insulin gel applied to human skin rapidly delivered insulin across the skin and into the bloodstream without any adverse reactions. Additionally, it significantly lowered blood glucose, insulin and c-peptide levels.

"Since then, we have been working diligently with our medical advisers, Assistant Professor William Hsu from the Joslin Diabetes Center, Harvard Medical School, US, and Professor Thomas Rades from the University Of Otago, New Zealand, to develop our optimised insulin formulation.

"This Phase Ib clinical trial is designed to assess, in up to 45 volunteers, the efficacy and safety of Phosphagenics' improved formulation containing long-acting insulin, which aims to provide a non-invasive, needle-free treatment for many of the world's 194 million diabetics.

"This trial will provide supporting data for an Investigational New Drug application to the U.S. Food and Drug Administration," she said.

The proposed study, to be conducted by CMAX at the Royal Adelaide Hospital, South Australia, will lead directly into the start of a large Phase II trial that is likely to include up to several hundred patients. It will be a multi-phased, multi-sited program, planned to commence in Q3, 2007.

Mr Harry Rosen, President and CEO of Phosphagenics, said: "This is an important step for the development and commercialisation of TPM-02/Insulin, especially with long-acting insulin, which is cost-effective and commercially attractive to our potential partners.

"This technology has the potential to eventually transform and expand the global $US 7 billion insulin market by providing a non-invasive and effective treatment for many of the world's 194 million diabetic people, a figure which is predicted to rise to 350 million by 2025."

ENDS....

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program has been established in the US with the Bank of New York (PPGNY) for US investors to trade in Phosphagenics' stock on the 'over-the-counter' market.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Company Contact Details:
Dr Esra Ogru
Phosphagenics Limited
Executive Director Research & Development
+61 3 9605 5900

Mr Harry Rosen
Phosphagenics Limited
President and CEO
+61 3 9605 5900

US Investor and Media Contacts:
Mr Brian Ritchie
Financial Dynamics
+1 212 850 5683

Safe Harbor Statement
This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

03 May 2007

PHOSPHAGENICS

The Manager
Company Announcements Office
ASX Limited

Dear Sir

re: AusIndustry offers Phosphagenics a Pharmaceuticals Partnerships Program (P3) grant of $3.2 million

Attached for release to the market is an announcement advising that Vital Health Sciences Pty Ltd, a wholly-owned subsidiary of Phosphagenics Limited ("Phosphagenics") (ASX: POH) (AIM: PSG) (ADR/OTC: PPGNY) has been offered a research grant under the AusIndustry Pharmaceuticals Partnerships Program (P3) of up to $3.2 million.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
asx/P3 AusIndustry 03 05 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

03 May 2007

ASX Announcement

PHOSPHAGENICS

AusIndustry offers Phosphagenics a Pharmaceuticals Partnerships Program (P3) grant of $3.2 million

Melbourne, Australia, 03 May 2007: The Industry Minister, Hon Ian Macfarlane, announced today that Vital Health Sciences Pty Ltd, a wholly-owned subsidiary of Phosphagenics Limited (ASX: POH) (AIM: PSG) (ADR/OTC: PPGNY), has been offered a research grant under the AusIndustry Pharmaceuticals Partnerships Program (P3) of up to $3.2 million.

P3 is a competitive government grant program aimed at increasing the amount of high quality pharmaceutical R&D activity in Australia. The P3 grant entitles Phosphagenics to funding of up to $3.2 million over two years starting from 01 July 2007 to support a number of its drug-development projects, dependent on the company meeting forecast R&D expenditure for the period.

The funding will be used to further develop Phosphagenics' R&D portfolio, including the following:

- pre-clinical and clinical development of its TPM transdermal delivery technology and oral drug delivery technology for the treatment of diabetes, chronic pain management and other markets; and

- pre-clinical and clinical development of its lead compounds for the treatment of atherosclerosis/metabolic syndrome (APA-01) and the treatment of cancer (GTP-0805).

Mr Harry Rosen, President and CEO of Phosphagenics, said "Phosphagenics patented technologies are world class and address areas of medical need such as diabetes, metabolic syndrome and chronic pain. The support of the government and this grant will not only help Phosphagenics meet its key milestones, but also provides support for our local scientists, researchers and developers."

ENDS....

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program has been established in the US with the Bank of New York (PPGNY) for US investors to trade in Phosphagenics' stock on the 'over-the-counter' market.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Company Contact Details:
Dr Esra Ogru
Phosphagenics Limited
Executive Vice President Research & Development
+61 3 9605 5900

Mr Harry Rosen
Phosphagenics Limited
Managing Director
+61 3 9605 5900

US Investor and Media Contacts:
Mr Brian Ritchie
Financial Dynamics
+1 212 850 5683

Safe Harbor Statement
This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

PHOSPHAGENICS

27 April 2007

The Manager
Company Announcements Office
ASX Limited

Dear Sir

re : Phosphagenics Limited
Appendix 3Y – Change of Director's Interest Notice
Mr J L Addison

Attached for release to the market is an Appendix 3Y Notice advising of an increase in the entitlement of Mr Jonathan L Addison to the Company's ordinary fully paid shares. Such change in interest occurring on Thursday 26 April 2007 and arising from the purchase on-market of 15,000 ordinary fully paid Phosphagenics Limited shares at A$0.26 a share.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\ja 3y 27 04 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PHOSPHAGENICS LIMITED
ABN	32 056 482 403

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ADDISON , Jonathan Lancelot ADDISON
Date of last notice	18 NOVEMBER 2002 (Appendix 3X)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	REFER ANNEXURE "A"
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	REFER ANNEXURE "A"
Date of change	REFER ANNEXURE "A"
No. of securities held prior to change	REFER ANNEXURE "A"
Class	REFER ANNEXURE "A"
Number acquired	REFER ANNEXURE "A"
Number disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	REFER ANNEXURE "A"
No. of securities held after change	REFER ANNEXURE "A"
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	REFER ANNEXURE "A"

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NOT APPLICABLE
Nature of interest	NOT APPLICABLE
Name of registered holder (if issued securities)	NOT APPLICABLE
Date of change	NOT APPLICABLE
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	NOT APPLICABLE
Interest acquired	NOT APPLICABLE
Interest disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	NOT APPLICABLE
Interest after change	NOT APPLICABLE

27 April 2007

+ See chapter 19 for defined terms.

APPENDIX 3Y
Annexure "A"
Jonathan Lancelot ADDISON

27 April 2007

Schedule of Directors Interests

COMPANY NAME: Phosphagenics Limited

	PREVIOUS Appendix 3X (18/11/02)		**PRESENT Appendix 3Y (27/04/07)**	
	SHARES	OPTIONS	**SHARES**	**OPTIONS**
ASX CODE	POH	POHOB	**POH**	**POHOB**
Name of Registered Holder(s)				
SELF	NIL	NIL	**NIL**	**NIL**
PERPETUAL CUSTODIANS LIMITED	4,000	NIL	**19,000**	**NIL**
TOTAL ENTITLEMENTS:	4,000	NIL	**19,000**	**NIL**
Total Issued Securities	147,193,308	60,178,666	603,439,181	59,632,673
Percentage entitlements	0.002%	-	**0.003%**	-

COMMENTS:

1 **SELF** : No change .

2 **PERPETUAL CUSTODIANS LIMITED** : Perpetual Custodians Limited holds the shares registered in its name as custodian for the Twiga Superannuation Fund which is a fund in which Mr Addison is a beneficiary.

Movement in Entitlements: PERPETUAL CUSTODIANS LIMITED

Balance, 18/11/02	4,000 shares
Acquisitions:	
Acquired through ON-MARKET PURCHASE on 27 April 2007 @ A$0.26 a share.	15,000 shares
Balance, per Appendix 3Y, 27/05/05	19,000 shares

p\asx\3y ja 27 04 07

22 May 2007

PHOSPHAGENICS

The Manager
Company Announcements Office
ASX Limited

Dear Sir

re: Phase 1b insulin trial commenced

Further to the Company's announcement of 1 May 2007 advising of ethics approval for a Phase 1b clinical trial.

Attached for release to the market is an announcement advising that Phosphagenics Limited ("Phosphagenics") (ASX: POH) (AIM: PSG) (ADR/OTC: PPGNY) has today commenced the Phase 1b clinical trial of its transdermal insulin product, TPM-02/Insulin.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\1b 22 05 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

22 May 2007

PHOSPHAGENICS

ASX Announcement

Phase 1b insulin clinical trial commenced

Melbourne, Australia, 22 May 2007: Phosphagenics Limited (ASX: POH) (AIM: PSG) (ADR/OTC: PPGNY) announced today that it has commenced the Phase 1b clinical trial of its transdermal insulin product, TPM-02/Insulin.

The trial will assess the bioavailability and pharmacodynamics of transdermally delivered insulin in combination with TPM-02. The primary objective of this trial is to determine the pharmacodynamics of insulin after single dosing from a novel transdermal drug delivery vehicle (TPM-02) in healthy volunteers.

The trial, to be conducted by CMAX at the Royal Adelaide Hospital in South Australia, will be a double blinded, three-way pharmacodynamics study in up to 45 volunteers.

Dr Esra Ogru, Executive Vice President, Research & Development, at Phosphagenics, said: "This trial will lead to the start of a multi-phased Phase 2 trial, which is likely to include up to several hundred patients. It is planned to commence in 2H, 2007, and it will provide supporting data for an Investigational New Drug application to the U.S. Food and Drug Administration".

"We are working diligently with our medical advisers, Assistant Professor William Hsu from the Joslin Diabetes Center, Harvard Medical School, and Professor Thomas Rades from the University Of Otago, New Zealand, to develop our optimised insulin formulation," Dr Ogru said.

According to Harry Rosen, President and CEO of Phosphagenics, "These are exciting times for Phosphagenics as the commencement of this trial brings us one step further down the path to commercialisation.

"With millions of diabetic suffers worldwide dependant on insulin injections, our insulin gel formulation, which provides a non-invasive and effective treatment, has the potential to eventually transform the global $US7 billion insulin market," Mr Rosen said.

ENDS....

APPENDIX AND NOTES TO EDITORS

About TPM-02/Insulin

TPM-02/Insulin gel is being developed as a novel non-invasive way of administering insulin to patients with diabetes. Following the successful completion of a Phase Ia study using short acting insulin and the recent advancements in the patented TPM-02 delivery system, Phosphagenics has optimised a formulation of long-acting insulin, which is significantly cheaper, provides basal levels of insulin in humans and is commercially very attractive.

In August last year, Phosphagenics' TPM-02/Insulin Phase Ia study demonstrated that a single application of TPM-02/Insulin gel applied to human skin rapidly delivered insulin across the skin and into the bloodstream without any adverse reactions. Additionally, it significantly lowered blood glucose, insulin and c-peptide levels.

About Phosphagenics Limited

Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program has been established in the US with the Bank of New York (PPGNY) for US investors to trade in Phosphagenics' stock on the 'over-the-counter' market.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Company Contact Details:
Dr Esra Ogru
Phosphagenics Limited
Executive Director Research & Development
+61 3 9605 5900

Mr Harry Rosen
Phosphagenics Limited
President and CEO
+61 3 9605 5900

US Investor and Media Contacts:
Mr Brian Ritchie
Financial Dynamics
+1 212 850 5683

Safe Harbor Statement

PHOSPHAGENICS

25 May 2007

The Manager
Company Announcements Office
ASX Limited

Dear Sir

re : PHOSPHAGENICS LIMITED

ANNUAL GENERAL MEETING ("AGM")

CHAIRMAN'S ADDRESS

Enclosed for release to the market is a copy of the Chairman's address to be given at the Company's AGM of shareholders in Melbourne this afternoon.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\2007 agm address

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

PHOSPHAGENICS

PHOSPHAGENICS LIMITED

CHAIRMAN'S ADDRESS TO SHAREHOLDERS

ANNUAL GENERAL MEETING – 25th May 2007

Associate Professor Andrew Vizard

At last year's AGM, I stood before you and outlined Phosphagenics' path to pursuing commercial success: by creating new commercial alliances in the nutraceutical division; by developing manufacturing capabilities; by progressing our platform transdermal delivery technology and by introducing Phosphagenics to global, rather than just local, capital markets.

At this AGM, I can say with a deal of certainty that we have successfully moved down that path and are significantly closer to achieving our commercial goals. During the past year, we made significant progress in both our pharmaceutical and nutraceutical divisions. We completed a scale-up of our manufacturing plant. We strengthened our financial position, with a $17 million capital raising and a $3.2 million government grant over the next three years. In addition, we delivered on our promise to actively participate on a global level by initiating operations in the US and held discussion with many foreign collaborators and investment companies.

Today, I will provide you with a year-in-review for 2006 and how, as a company, we have grown. I will also explain where we are heading and how we intend to get there.

As you are aware, although Melbourne-based, Phosphagenics is a globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Last year, our Managing Director Harry Rosen and I outlined our business model, and I would like to expand on developments in each of the three areas outlined in the slide: nutraceutical, manufacturing and pharmaceutical.

PHOSPHAGENICS

Let me begin with nutraceuticals.

Nutraceuticals is the use of vitamins and nutritious products to improve human health. Commercially, the nutraceutical business is predominantly based on developing active ingredients for the following market segments:

- Dietary Supplements - vitamin capsules & tablets;
- Personal Care - skin care products; and potentially the largest sector
- Functional Foods and Beverages - nutritionally enhanced foods.

Phosphagenics' first commercial product is Phospha E®, a novel patented derivative of vitamin E, and is available as:

- A personal care ingredient (Vital ET™) – distributed globally by ISP.

- A dietary supplement (Ester E) – distributed in the US, Canada and Indonesia.

Phosphagenics does not intend to become a direct marketer of products to consumers. Our aim is to manufacture and supply the active ingredients to partners or distributors where commercially feasible. Therefore, our route-to-market strategy for our nutraceutical products is through partnering with companies that have established distribution networks within the relevant market segments – our aim is to create alliances with world leaders in their fields.. Phosphagenics' nutraceutical business is a revenue-generating growth business. International sales by ISP of Vital-ET® in the personal care market as well as sales of Ester E® as a vitamin supplement continued to provide a valuable income stream during 2006.

An important shift occurred in our dietary supplement position during 2006. In October, we announced that we had assigned the licensing rights to our patented dietary product, Phospha E® to NBTY Inc. This is a positive move for Phosphagenics. NBTY, a NASDAQ listed company is the leading vertically-integrated manufacturer, marketer and distributor of nutritional supplements in the US, with a market share of more than 30 per cent, and global sales of more than $US1.8 billion annually.

NBTY Inc. is just one of three new relationships with leading global companies for our nutraceutical business.

As I mentioned, the functional food and beverage market is the biggest target for our nutraceutical business. It was therefore very pleasing that we were able to build on our strong relationship with Nestlé Nutrition, a division of Nestlé, the world's leading food company. In January 2007, following the successful preclinical trials, Nestlé exercised its option to negotiate – on an exclusive basis – a commercial agreement with us for the use of our Phospha E® to treat and prevent metabolic syndrome. The results of the two pre-clinical dose response trials announced to the market in December 2006, confirmed that when given orally, Phospha E® significantly reduced many of the key biomarkers associated with metabolic syndrome: inflammation and cardiovascular disease. Additionally, the most appropriate dosage required to commence human clinical trials was also determined. We are now working together with Nestlé to finalise the protocol for these trials.

Additionally, during 2006 we signed an alliance with a major cosmetic company that unfortunately cannot be named as yet.

I reiterate: a key strategy is to create alliances with global leaders in their respective fields. This strategy has its downside, as dealing with large organisations takes time. But we ask for a little patience on the basis that we believe the rewards will be worth the wait.

Manufacturing.

As Harry outlined at the last AGM, licensing a part of our intellectual property and then manufacturing our phosphorylated compounds to supply to the licensee presents an attractive financial model for the company.

I am pleased to say that we have completed the scale up of our manufacturing plant and we are now in a position to manufacture, on a commercial scale, tocopheryl phosphates, the base product of many of our pharmaceutical and nutraceutical products. The plant cost about half a million dollars to build and is designed to produce approximately 100 tonnes of phosphorylated product per year. We now have the capacity to supply our current and future licensing partners.

PHOSPHAGENICS

Pharmaceuticals

Phosphagenics' pharmaceutical division is centered on:

- Drug delivery – enhancing delivery of existing drugs orally or through the skin
- Drug enhancement – augmenting the biological activity of existing drugs by adding a phosphate group to the chemical structure of the drug

Let me emphasise how important this division is for us. In my opinion, this is the foundation from which our greatest successes will come.

The route-to-market for Phosphagenics' pharmaceutical products is through partnering with a larger pharmaceutical company, at the appropriate stage in a product's development, to maximise return on the company's R&D investment.

In 2006, we further expanded our pipeline of products, with the successful completion of a pre-clinical trial on our patented anti-cancer agent, GTP-0805. This trial confirmed that when given orally in combination with tamoxifen – a well established breast cancer treatment – GTP-0805 inhibited the rate of tumour growth by more than three times the rate observed when compared to tamoxifen alone. This provides significant opportunities for us and we are now investigating the combination of GTP-0805 with other cancer drugs and in other forms of cancer.

In January 2006, we released the results of our TPM-01/Morphine Phase 1b clinical trial which confirmed that our patented transdermal drug delivery technology, TPM-01, successfully delivered morphine through human skin. Following this, we completed large-scale chronic toxicology studies that provided crucial data for inclusion in our investigational new drug package, as well as providing supporting safety data for examining repeat doses of TPM-01/Morphine in humans.

Market research has confirmed that our transdermal platform is ideally suited for pain management products beyond morphine. In particular oxycodone, a leading drug used in pain management, was identified as natural fit for our technology. Consequently, we undertook pre-clinical animal studies that indicated our transdermal platform effectively delivers oxycodone through skin. We are now well on the way to building a very significant pain management franchise and we will be actively exploring the commercial opportunities during the next year.

PHOSPHAGENICS

We began last year with very exciting pre-clinical data on our patented transdermal delivery insulin product, TPM-02/Insulin. During the year we proceeded to validate our scientific data in the clinic, as demonstrated with the results of our Phase 1a trial in August 2006. These clinical results were extremely positive, showing that one topical application of TPM-02/Insulin, applied as a gel to human skin, allowed insulin to safely penetrate human skin and be delivered into the blood stream over a sustained period of time – a major breakthrough for the company.

The Board took the view that these results were so compelling that the company should rapidly progress to Phase 2 testing of transdermal insulin. Not only can transdermally delivered insulin expand the US$ 7 billion market by providing a non-invasive and effective treatment for many of the world's 194 million diabetics, more importantly, it has the ability to improve the quality of life of millions of diabetic sufferers who depend on numerous injections each and every day. With this in mind, we returned to the capital markets and our shareholder base and raised $17 million, more than necessary to progress TPM-02 into the next stage of development – Phase 2 trials.

We also applied for a Government grant under the Pharmaceutical Partnerships Program and we were pleased to announce earlier this month that our application was successful. The Australian government is continually finding ways to support the biotech sector and we are gratified to be one of its few successful applicants.

As a result, the company will be in a position of strength, both financially and scientifically, when the time comes to negotiate a licence agreement with a large pharmaceutical company.

In short, we have the money in the bank to support our great science and clinical data that we developed over the year.

Dr Esra Ogru our Executive VP, R&D, will be expanding on our R&D activities during her presentation. I'd like to take this opportunity to highlight one area that Esra will talk about in more detail.

Research results and consequent discussions with commercial entities have confirmed that we have very significant opportunities in the dermatological market – in delivering active ingredients for skin treatment safely and effectively into the skin. This previously unrealised potential will be actively pursued and fleshed out by Phosphagenics during the year.

PHOSPHAGENICS

I also take this opportunity to thank Esra and her team at Monash University for their hard work and dedication. They have worked tirelessly to constantly deliver high-quality science. I also thank Harry and his corporate team for translating that science into commercial value.

Another area that we particularly focused on during the year was building awareness of the company in the global capital markets. In March 2006, we successfully established a Level 1, American Depository Receipts (ADR) facility for trading Phosphagenics' stock on the US Over-the-Counter market. This is in addition to our Australian Stock Exchange (ASX) and our Alternative Investment Market (AIM) listing, and ensures that our shares can now be traded in Australia, Europe and the US. We also expanded our operations by opening an office in New York, currently both Harry Rosen and Esra Ogru are spending 80 per cent of their time in the US to support and strengthen commercial discussions with large pharmaceutical companies and the investment community in line with our strategy.

As we have progressed down our path to commercialisation, with the ultimate goal of maximising shareholder value, we have carefully protected our assets. We continue to work diligently with our Australian and US specialist patent attorneys to ensure that our IP is sufficiently protected. We now have a total of 21 patent families covering such broad areas as the manufacturing process of molecules and delivery systems, actual compounds and formulations, and the use of phosphate derivatives in such broad areas as drug delivery, cancer therapy and cardiovascular disease.

Let me finish by providing a brief outlook for Phosphagenics.

Over the next 12 months, we will continue to build upon our recent successes both in terms of our R&D and in the commercialisation of our intellectual property.

Specifically, in 2007 we plan to:

- Commence Phase 2 clinical trials of our transdermal insulin product TPM-02/Insulin.

- Continue to gather data on our pain management program with the commencement of a Phase 1 clinical study investigating the pharmacokinetics of transdermal oxycodone using our novel transdermal carrier TPM and also continue to investigate the absorption, metabolism and efficacy of morphine administered using our novel transdermal carrier TPM via an occlusive patch system.

PHOSPHAGENICS

- Commence Phase 1 clinical trials on our oral APA-01 product combined with a statin for the treatment of atherosclerotic disease.

- Continue to work with world leading organisations like, Nestlé Nutrition and NBTY Inc., to further develop and bring new products to market.

In summary, we significantly strengthened our position in 2006 and I look forward to 2007.

PHOSPHAGENICS

25 May 2007

The Manager
Company Announcements Office
ASX Limited

Dear Sir

re : ANNUAL GENERAL MEETING ("AGM")

RESULT OF RESOLUTIONS

At the AGM of the shareholders of Phosphagenics Limited held in Melbourne today the resolutions as set out in the Notice of Meeting dated 20 April 2007 were each carried by the required majority on a show of hands.

As a result, shareholders resolved:

- to adopt the Remuneration Report;
- to re-elect a Director – Associate Professor A L Vizard;
- to re-elect a Director – Professor J Mills;
- to ratify placements of shares; and

A table detailing the results of the voting, by resolution, inclusive of the proxy voting is attached.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\results agm 25 05 07

Phosphagenics Limited
Annual General Meeting 25 May 2007

SUMMARY OF VOTING

	Adoption of the Remuneration Report		**Re-elect Associate Professor A L Vizard**		**Re-Elect Professor J Mills**		**Ratify Placements of Shares**	
Type of Resolution	ORDINARY		ORDINARY		ORDINARY		ORDINARY	
Carried By	Show of Hands		Show of Hands		Show of Hands		Show of Hands	
PROXY VOTING No. of Valid Proxy Forms	492		492		492		492	
	Shares	**Proxy Forms**	**Shares**	**Proxy Forms**	**Shares**	**Proxy Forms**	**Shares**	**Proxy Forms**
FOR	132,207,913	322	131,919.897	353	131,946,102	359	129,261,380	313
OPEN	60,204,298	119	60,181,934	119	60,181,934	119	58,267,575	60
AGAINST	630,037	27	1,303,077	11	1,276,872	5	2,125,261	41
Sub Total	193,042,248	468	193,404,908	483	193,404,908	483	189,654,216	414
ABSTAINING/ EXCLUDED	499,538	24	136,878	9	136,878	9	3,887,570	78
Total	193,541,786	492	193,541,786	492	193,541,786	492	193,541,786	492

p\asx\results agm 25 05 07

30 May 2007

PHOSPHAGENICS

The Manager
Company Announcements Office
ASX LIMITED

Dear Sir

Phosphagenics Limited
Change of Director's Interest Notice – Mr H Rosen
Substantial Shareholding Notice – Form 604 Mr H Rosen

In October 2006 the Company advised that Mr H Rosen, the Company's Managing Director, had informed it of his appointment as sole director of Glencan Pty Ltd a company which was the registered holder of 11,120,994 ordinary fully paid Phosphagenics Limited shares and which it held in its capacity as a trustee for the benefit of the underlying beneficiaries. Mr Rosen was not a beneficiary and was therefore not entitled to any of the shares.

Mr Rosen in the above capacity has advised that Glencan Pty Ltd, in its capacity as trustee, has distributed the 11,120,994 shares to the beneficiaries as of 28 May 2007.

Accordingly, Mr Rosen has lodged with the Company a Form 604 Notice of Change in a Substantial Shareholdings arising from the Trust's distribution of those shares.

Attached for release to the market is an Appendix 3Y Notice together with a copy of the Form 604 Notice of Change advising of the decrease in interest to the Company's securities arising from the distribution by Glencan Pty Ltd of the abovementioned shares to the underlying beneficiaries.

It should be again noted that Mr Rosen was not a beneficiary under the Trust and his interest in those shares arose solely from the Trustee's ability to vote the shares at meetings of the shareholders of Phosphagenics Limited

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\3y hr 30 05 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	PHOSPHAGENICS LIMITED
ACN/ARSN	056 482 403

1. Details of substantial holder (1)

Name	HARRY ROSEN
ACN/ARSN (if applicable)	

There was a change in the interests of the substantial holder on	REFER ANNEXURE "A"/_____/_____
The previous notice was given to the company on	18/10/06
The previous notice was dated	18/10/06

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
REFER ANNEXURE "A"				

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	REFER ANNEXURE "A"				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	REFER ANNEXURE "A"				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
REFER ANNEXURE "A"	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
REFER ANNEXURE "A"	

Signature

print name HARRY ROSEN capacity SELF

sign here [signature] date 30/05/07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is the Annexure marked "A" of three pages referred to in the Form 604 (Notice of Change of Substantial Shareholding) and dated the date of signing

HARRY ROSEN

Details of Entitlements and Registered Holdings of Ordinary Shares:

		Form 604 30/05/07	Form 604 06/02/07
1.0	**Entitlement holder:**		
1.1	**Harry Rosen** **3 Glyndebourne Avenue** **Toorak Vic 3142**	**64,439,181**	75,201,137
	Total entitlement	**64,439,181**	75,201,137
2.0	**Held in the following names:**		
2.1	**Self**	**nil**	nil
2.2	**Paroha Nominees Pty Ltd** **3 Glyndebourne Avenue** **Toorak Vic 3142**	**61,367,143**	61,367,143
2.3	**Paroha Nominees Pty Ltd** **<Superannuation Fund A/c>** **3 Glyndebourne Avenue** **Toorak Vic 3142**	**2,713,000**	2,713,000
2.4	**Glencan Pty Ltd** **Level 2, 90 William Street** **Melbourne Vic 3000**	**-**	11,120,994
	Total entitlement of Harry Rosen	**64,080,143**	75,201,137
3.0	**Issued voting shares of Phosphagenics Limited**	**603,439,181**	603,439,181
4.0	**Percentage entitlement**	**10.62%**	12.46%

5.0 Movement in entitlements:

5.1	**Self**	nil
5.2	**Paroha Nominees Pty Ltd**	nil
5.3	**Paroha Nominees Pty Ltd <Superannuation Fund A/c>**	nil
5.4	**Glencan Pty Ltd** **Balance per Form 604, 06/02/07**	11,120,994
	LESS **28 May 2007, Distribution by Trustee to Underlying Beneficiaries**	nil **(11,120,994)**
	BALANCE, PER FORM 604, 28/05/07	**NIL**

6.0 Comments:

Mr Rosen has an **interest in and an entitlement** to the above securities for the following reason(s):

6.1	**Self**	as above – legal and beneficial holder of those securities registered in his name. **NO CHANGE**
6.2	**Paroha Nominees Pty Ltd**	Mr Rosen is a director of Paroha Nominees Pty Ltd and holds an interest in excess of 20 per cent in Paroha Nominees Pty Ltd. **NO CHANGE**
6.3	**Paroha Nominees Pty Ltd (Superannuation A/c)**	Mr Rosen may be a beneficiary under the Superannuation Plan of which Paroha Nominees Pty Ltd is the Trustee. **NO CHANGE**

6.4 Glencan Pty Ltd (ACN 107 434 391)

In October 2006 Mr Rosen was appointed as the sole director of Glencan Pty Ltd a company which has held the 11,120,994 shares in Phosphagenics Limited since December 2004 and which acts as Trustee for beneficiaries entitled to, in aggregate, the 11,120,994 ordinary fully paid shares. Mr Rosen's interest in such shares arises from the Trustee's ability to vote the Phosphagenics Limited shares at meetings of that Company's shareholders. Mr Rosen is not a beneficiary under the Trust.

On 28 May 2007 the Trust undertook a distribution of the above shares to the underlying beneficiaries and as a result Glencan Pt Ltd and Mr Rosen now have no interest in these shares.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PHOSPHAGENICS LIMITED
ABN	32 056 482 403

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROSEN, Harry
Date of last notice	18/10/2006 (Appendix 3Y)

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	REFER ANNEXURE "A"
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	REFER ANNEXURE "A"
Date of change	REFER ANNEXURE "A"
No. of securities held prior to change	REFER ANNEXURE "A"
Class	REFER ANNEXURE "A"
Number acquired	REFER ANNEXURE "A"
Number disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	REFER ANNEXURE "A"
No. of securities held after change	REFER ANNEXURE "A"
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	REFER ANNEXURE "A"

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts REFER ANNEXURE "A"

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

30 May 2007

p\asx\hr 3y 30 05 07

+ See chapter 19 for defined terms.

APPENDIX 3Y
Annexure "A" page 1
30 May 2007

Schedule of Directors Interests

COMPANY NAME : PHOSPHAGENICS LIMITED

DIRECTOR'S NAME: HARRY ROSEN

	PREVIOUS 3Y (18/10/06)		**PRESENT 3Y (30/05/07)**	
	SHARES	OPTIONS	**SHARES**	**OPTIONS**
ASX CODE	POH	POHB	**POH**	**POHOB**
Name of Registered Holder				
H Rosen	-	2,675,000	-	**2,675,000**
Paroha Nominees Pty Ltd	61,367,143	1,250,000	**61,367,143**	**1,250,000**
Paroha Nominees Pty Ltd (Superannuation A/c)	2,713,000	1,125,000	**2,713,000**	**1,125,000**
Glencan Pty Ltd	11,120,994	-	-	-
TOTAL ENTITLEMENTS:	75,201,137	5,050,000	**64,080,143**	**5,050,000**
Issued Securities - POH	546,772,515	59,632,673	**603,439,181**	**59,632,673**
Percentage Entitlement	13.75%	8.46%	**10.62%**	**8.46%**

COMMENTS:

Mr Rosen has an **interest in and an entitlement** to the above securities for the following reason(s):

1	**Self**	as above – legal and beneficial holder of those securities registered in his name
2	**Paroha Nominees Pty Ltd**	Mr Rosen is a director of Paroha Nominees Pty Ltd and holds an interest in excess of 20 per cent in Paroha Nominees Pty Ltd
3	**Paroha Nominees Pty Ltd (Superannuation A/c)**	Mr Rosen may be a beneficiary under the Superannuation Plan of which Paroha Nominees Pty Ltd is the Trustee

4 Glencan Pty Ltd (ACN 107 434 391)

In October 2006, Mr Rosen was appointed as the sole director of Glencan Pty Ltd a company which has held the 11,120,994 shares in Phosphagenics Limited since December 2004 and which acts as Trustee for beneficiaries entitled to, in aggregate, the 11,120,994 ordinary fully paid shares.
Mr Rosen's interest in such shares arises from the Trustees ability to vote the Phosphagenics Limited shares at meetings of that company's shareholders. Mr Rosen is not a beneficiary under the Trust.

On 28 May 2007 Mr Rosen in his capacity as sole director of the trustee company, Glencan Pty Ld, distributed the 11,120,994 ordinary shares to the Trust beneficiaries.

Movements:

1	Self	no change
2	Paroha Nominees Pty Ltd	no change
3	Paroha Nominees Pty Ltd (Superannuation A/c)	no change
4	Glencan Pty Ltd (Trustee)	

Ordinary Shares

Balance, per Appendix 3Y, 18 October 2006	11,120,994
LESS: Trustees Distribution, 28 May 2007	(11,120,994)
Balance, per Appendix 3Y, 28 May 2007	NIL
Movement as a percentage of issued ordinary shares	(1.84%)

PHOSPHAGENICS

4 June 2007

The Manager
Company Announcements Office
ASX Limited

Dear Sir

re: Phosphagenics awarded a A$2.1 million AusIndustry grant

Attached for release to the market is an announcement advising that Phosphagenics Limited ("Phosphagenics") (ASX: POH) (AIM: PSG) (ADR/OTC: PPGNY) has been awarded a A$2.1 million AusIndustry *Commercial Ready* grant to conduct clinical studies using its novel transdermal delivery system, TPM-02.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\sx\ausindustry 04 06 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

04 June 2007

PHOSPHAGENICS

ASX Announcement

Phosphagenics awarded a A$2.1 million AusIndustry grant

Phosphagenics Limited (ASX: POH; AIM: PSG; BNY/ADR: PPGNY) ("Phosphagenics") advises that it has been awarded a A$2.1 million AusIndustry *Commercial Ready* grant to conduct clinical trials using its novel transdermal delivery system, TPM-02. This follows Phosphagenics' recently announced A$3.2 million Pharmaceuticals Partnerships Program (P3) grant from AusIndustry.

There are currently no commercially-available technologies for the transdermal delivery of large molecules such as insulin. Unlike other systems that are in development for the delivery of large molecules through the skin, Phosphagenics' TPM transdermal delivery system does not cause disruption or irritation.

Dr Esra Ogru, Executive Vice President R&D at Phosphagenics, said the successful Phase 1a study last year and the planned completion of the Phase 1b clinical trial, which commenced earlier this month, should see Phosphagenics undertake its Phase 2 trial in the second half of 2007.

"Phosphagenics' Phase 1a study demonstrated that a single application of TPM-02/Insulin gel applied to human skin, delivered insulin across the skin and into the bloodstream. Additionally, it significantly lowered blood glucose and c-peptide levels," Dr Ogru said.

"On May 22, CMAX commenced our Phase 1b clinical trial at the Royal Adelaide Hospital, South Australia. This trial will assess the efficacy and safety of our new and optimised formulation containing long-acting insulin. Commercially, this innovation is important as the leading insulin product sold worldwide is long-acting.

"This trial will lead into the start of a multi-phased Phase 2 trial, which is likely to include up to several hundred patients. It will also provide supporting data for an Investigational New Drug application to the U.S. Food and Drug Administration," Dr Ogru said.

Phosphagenics' President and CEO, Harry Rosen, said: "The confirmation of the A$2.1 million *Commercial Ready* grant and the recently announced A$3.2 million P3 grant from AusIndustry are healthy examples of the government's commitment to Australia's biotech industry.

"As a company, we're in a strong financial position as we move towards our Phase 2 clinical trials," he said.

ENDS....

APPENDIX AND NOTES TO EDITORS

About AusIndustry Commercial Ready Grant
Commercial Ready is a competitive merit-based grant program supporting innovation and its commercialisation. The program is AusIndustry's flagship innovation grants product, providing A$200 million a year to small and medium enterprises.

The Australian Federal Government's Industry Research and Development Board assesses applications according to the management and technical capability and available resources of the company, the commercial potential and technical strength of the project, the extent to which the project is likely to provide national benefits and the company's need for funding.

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program has been established in the US with the Bank of New York (PPGNY) for US investors to trade in Phosphagenics' stock on the 'over-the-counter' market.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Company Contact Details:
Dr Esra Ogru
Phosphagenics Limited
Executive Vice President R&D
+61 3 9605 5900

Mr Harry Rosen
Phosphagenics Limited
President and CEO
+61 3 9605 5900

US Investor and Media Contacts:
Mr Brian Ritchie
Financial Dynamics
+1 212 850 5683

Safe Harbor Statement
This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

PHOSPHAGENICS

21 June 2007

The Manager
Company Announcements Office
ASX Limited

Dear Sir

re: Phosphagenics' dermal delivery breakthrough

Attached for release to the market is an announcement advising of Phosphagenics Limited's ("Phosphagenics") (ASX: POH) (AIM: PSG) (ADR/OTC: PPGNY) positive results from preclinical studies of its TPM-02 technology formulated with retinoic acid, a leading topical treatment for severe acne and also an active ingredient used in anti-aging cosmetics.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
asx/dermal delivery 21 06 07

21 June 2007

ASX Announcement

PHOSPHAGENICS

Phosphagenics' dermal delivery breakthrough

Phosphagenics Limited (ASX: POH; AIM: PSG; BNY/ADR: PPGNY) ("Phosphagenics") today announced positive results from preclinical studies of its TPM-02 technology formulated with retinoic acid, a leading topical treatment for severe acne and also an active ingredient used in anti-aging cosmetics.

The proof of concept studies showed a three-fold increase in the amount of retinoic acid delivered into the skin when formulated with TPM-02 compared to a control formulation. Importantly there was no retinoic acid detected in the bloodstream.

This study builds upon Phosphagenics' successes in delivering drugs such as insulin through the skin and into the bloodstream, without causing skin disruption or irritation, and demonstrates that the TPM-02 technology can be controlled to deliver and hold an active ingredient in the skin. This is the optimal characteristic for dermatological and cosmetic delivery systems.

Dr Esra Ogru, Executive Vice President R&D at Phosphagenics, said that this trial shows the adaptability and flexibility of the Company's delivery technology, which together with the high absorption rates from the trial will see Phosphagenics expanding upon opportunities in the dermatological and cosmetic fields.

"The aim of most dermatological and cosmetic products is to deliver an active ingredient to the active layer of the skin – the dermis – without entering the bloodstream," Dr Esra Ogru said.

"Our studies have shown that using our TMP-02 formulation, Phosphagenics can deliver three times more retinoic acid compared to a control retinoic acid formulation, which to the consumer, means a far more effective product."

In addition to improving on the dermal delivery of retinoic acid, Phosphagenics sees broader applications for the TPM-02 technology with internal studies of actives such as co-enzyme Q_{10} (CoQ_{10}) and omega-3 fatty acids also providing promising results.

Phosphagenics' President and CEO, Harry Rosen, said: "As foreshadowed at our Annual General Meeting in May this year, we are very excited to be pursuing the dermatological and cosmetic applications of our technology.

"We consider retinoic acid to be a promising candidate for clinical development as in the US alone the sales for topical acne treatments in 2006 were US$1.3 billion of which topical retinoids, such as retinoic acid, contributed US$347 million."

ENDS....

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program has been established in the US with the Bank of New York (PPGNY) for US investors to trade in Phosphagenics' stock on the 'over-the-counter' market.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Company Contact Details:
Dr Esra Ogru
Phosphagenics Limited
Executive Vice President R&D
+61 3 9605 5900

Ms Mary Bennett
Phosphagenics Limited
Investor Relations Manager
+61 3 9605 5907

US Investor and Media Contacts:
Mr Brian Ritchie
Financial Dynamics
+1 212 850 5683

Safe Harbor Statement
This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

END